Exhibit 1
This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including the revenue generated from Combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available.

26 July 2023 – Press Release/Interim Results
British American Tobacco p.l.c.
Half-Year Report for the six months to 30 June 2023
Resilient performance, renewed energy, full-year guidance on track
Half-Year summary
–Revenue up 4.4% (being +2.6% at constant FX), driven by New Categories (revenue up 26.6%, at constant FX) - good progress towards our £5 billion New Category target by 2025
–Revenue from Non-Combustibles now 16.6% of Group revenue, up 180 bps vs FY22
–Continued strong revenue performance of Vuse and Velo - commercial plans activated for glo, launch of glo Hyper X2 Air a first step in an enhanced innovation pipeline
–New Categories financial delivery significantly improved - as losses reduce, on track to achieve our New Category profitability target in 2024
–Combustible pricing remains strong - good revenue performances in AME and APMEA offset the U.S., demonstrating the benefit of our global footprint
–Sequential performance improvement in our U.S. premium combustibles volume share in 2023 - with sharper portfolio management driving early signs of stabilisation
–Reported profit from operations up 61.4% (with reported operating margin up 1,560 bps to 44.2%) - as prior period impacted by charges related to Russia/Belarus, the U.S. DOJ/OFAC provision and Quantum
–Adjusted profit up 3.6% at constant FX, adjusted operating margin up 40 bps to 44.3%
–Reported diluted EPS up 118% to 176.0p; adjusted diluted EPS up 5.3% at constant FX
–Restructured Management Board - driving sharper execution, greater collaboration and agility
–Further strengthened sustainability delivery, building on Double Materiality Assessment1, including increased collaboration across our value chain to drive progress towards our sustainability targets, including Scope 3 emissions and biodiversity
Tadeu Marroco, Chief Executive
“Having been in my new role for 10 weeks, I’m pleased with the resilient performance of BAT in the first half of 2023 and the renewed sense of energy across the organisation.
It is a challenging external environment. High inflation and slower global growth are impacting consumers and business. Yet our revenue, profit from operations and earnings are all up.
We are making great progress in New Categories. Revenues are up by 29% and we are now close to breakeven, with consumers of Non-Combustible products up by 1.5 million versus FY 2022 . While it’s encouraging to see continued good performance in Vapour and Modern Oral, we recognise more work is required in heated tobacco.
I remain confident that New Categories will deliver a positive contribution in 2024. However, we do not expect contribution growth to be linear, as levels of investment will align with the phasing of our big innovation platforms.
While more focus is required in the U.S., our sequential performance improvement in the critical premium U.S. combustibles business since January 2023 is encouraging.
These results are thanks to the hard work by BAT people around the world. To help ensure we continue to deliver, the recently announced Management Board structure is designed to enhance our strategic capabilities and further embed the collaborative and inclusive culture I want to see everywhere across the Group.
While more needs to be done, I’m excited by BAT's future. Our full-year guidance remains unchanged.”

Performance highlights	Reported		Adjusted[2]		Adjusted Organic[3]
For six months to 30 June 2023	Current	vs 2022	Current	vs 2022	vs 2022
	rates	(current)	rates	(constant)	(constant)

Cigarette and THP volume share		flat
Cigarette and THP value share		-50 bps
Non-Combustibles consumers[4]	24.0m	+1.5m
Revenue (£m)	£13,441m	+4.4%	£13,441m	+2.6%	+2.8%
Revenue from New Categories (£m)	£1,656m	+29.0%	£1,656m	+26.6%	+27.9%
Profit from operations (£m)	£5,935m	+61.4%	£6,020m	+3.6%	+2.7%

Operating margin (%)	+44.2%	+1,560 bps	+44.8%	+40 bps	flat
Diluted EPS (pence)	176.0p	+118%	181.6p	+5.3%
Net cash generated from operating activities (£m)	£3,375m	+4.8%

Borrowings[6] (£m)	£42,169m	-6.0%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed from page 50 , with reconciliation from the most comparable IFRS measure provided.
Notes: 1. Although financial materiality has been considered in the development of our Double Materiality Assessment ("DMA"), our DMA and any related conclusions as to the materiality of sustainability or ESG matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. 2. See page 29 for discussion on adjusting items. 3. Organic measures exclude the performance of businesses sold (including the Group's Russian and Belarusian businesses as those are held-for-sale) or acquired, or that have an enduring structural change impacting performance that may significantly affect the users' understanding of the Group's performance in the current and comparator periods to ensure like-for-like assessment across all periods. 4. Internal estimate, see page 44. 6. Includes lease liabilities.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Group Operating Review
Total Group volume and revenue
Prior year data is provided in the tables on pages 49 and 51

For six months to 30 June 2023	Volume			Revenue
	Reported		Organic	Reported					Organic
				Current		Exchange	Constant		Constant
	Unit	vs 2022	vs 2022	£m	vs 2022	£m	£m	vs 2022	£m	vs 2022
New Categories				1,656	+29.0%	(31)	1,625	+26.6%	1,565	+27.9%
Vapour (10ml units/pods mn)	319	+9.0%	+9.0%	866	+40.3%	(29)	837	+35.5%	837	+35.5%
THP (sticks bn)	12.1	+9.8%	+15.7%	550	+10.7%	(3)	547	+10.2%	490	+11.8%
Modern Oral (pouches mn)	2,348	+32.7%	+32.2%	240	+41.8%	1	241	+42.4%	238	+42.0%
Traditional Oral (stick eq bn)	3.3	-15.9%	-15.9%	571	-4.5%	(27)	544	-9.0%	544	-9.0%
Total Non-Combustibles				2,227	+18.4%	(58)	2,169	+15.3%	2,109	+15.8%
Cigarettes (sticks bn)	286	-5.7%	-4.7%
OTP incl RYO/MYO (stick eq bn)	7	-10.4%	-10.4%
Total Combustibles	293	-5.8%	-4.9%	10,967	+1.8%	(171)	10,796	+0.2%	10,502	+0.4%
Other				247	+15.0%	(11)	236	+10.4%	234	+9.6%
Total				13,441	+4.4%	(240)	13,201	+2.6%	12,845	+2.8%
Cigarettes and THP (sticks bn)	298	-5.2%	-4.1%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Movement in Revenue

Reported revenue increased 4.4% to £13,441 million, largely due to:
–New Categories, up 29.0%, with volume growth in all three categories;
–Robust delivery in combustibles in AME and APMEA, offsetting the U.S., demonstrating the benefit of the Group's global footprint; and
–A translational foreign exchange tailwind due to the relative weakness of sterling, particularly against the US dollar.
Cigarette volume declined 5.7%, largely due to the U.S. (down 12.4%) which itself was negatively impacted by macro-economic pressures affecting the industry (down 8.4%). In the U.S., the Group underperformed the industry due to the premium skewed portfolio, although the premium segment began to return to more normalised decline rates in H1 2023. Our U.S. business was also negatively impacted by the implementation of the flavour ban in California, while lapping a comparator that included the short-term inventory build related to the SAP roll out. Global duty paid industry cigarette volume was down by c.3%.
Group cigarette volume share grew 10 bps, with value share 40 bps lower.
The following analysis is on a constant currency basis, which we believe reflects the operational performance of the Group:
–In the U.S., revenue was down 5.4% as combustibles pricing and the growth of New Categories (up 21.7%, underpinned by pricing, which more than offset a decrease in volume of 6.5%) were more than offset by lower cigarette volume. Vuse extended leadership in value share (of total Vapour in tracked channels) by 570 bps to 46.7%. We welcome the recent FDA actions with regards to the illicit synthetic nicotine disposables in the U.S. (now estimated to be more than 50% of the U.S. Vapour market) and continue to engage with stakeholders to facilitate the removal of unauthorised products;
–In AME, revenue grew 9.1% driven by combustibles (up 5.0%, underpinned by a robust volume performance) and New Categories (up 35.9%) where the Group continued to grow revenue in all three categories. On an organic basis, excluding the results of Russia and Belarus, revenue increased by 10.3% to £4,273 million; and
–In APMEA, revenue was up 9.8%, driven by combustibles pricing in Bangladesh, Pakistan and Australia. New Categories revenue increased by 15.0%, largely due to higher Vapour revenue (up 76.6%) largely due to South Africa and New Zealand.
Please refer to pages 5 to 6 for a further discussion on the performance by category and pages 7 to 9 for discussion on regional performance.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Group Operating Review
Continued
Profit from operations, operating margin
Reconciliation of Profit from Operations and Operating Margin, to adjusted profit from operations at constant rates of exchange

For six months to 30 June 2023	Reported		Adj.	Exchange	Adjusted		Adjusted Organic
	Current				Constant		Constant
	£m	vs 2022	£m	£m	£m	vs 2022	£m	vs 2022
Profit from Operations (PfO)	5,935	+61.4%	85	(170)	5,850	+3.6%	5,702	+2.7%
Operating Margin	44.2%	+1,560 bps			44.3%	+40 bps	44.4%	flat
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Movement in Profit from Operations
The following chart is in £m
Profit from operations and operating margin
Profit from operations on a reported basis was up 61.4% to £5,935 million, with reported operating margin up 1,560 bps to 44.2%, due to:
–A significant reduction in one-off charges (£85 million in HY23 compared to £1,967 million in HY22). The movement was largely due to the decision to transfer the Group's Russian and Belarusian businesses, the U.S. Department of Justice's ("DOJ") and Department of the Treasury's Office of Foreign Assets Control's ("OFAC") investigations into suspicions of sanctions breaches and the Group's restructuring programme Quantum, which negatively impacted the prior year;
–A translational foreign exchange tailwind due to the relative weakness of sterling against the Group's operating currencies; and
–Growth in combustibles revenue in AME and APMEA, and an improvement in New Categories performance (as losses reduced). However, these were partially offset by the absorption of a 2% transactional foreign exchange headwind in the period and a decline in U.S. combustibles volume and revenue.
For a full discussion on the performance by region, please see pages 7 to 9.
However, in summary, excluding the impact of adjusting items and the impact of translational foreign exchange (as we believe this provides an understanding of the operational performance on a comparable basis):
–In the U.S., adjusted profit from operations was marginally lower than HY22 (down 0.2% to £3,130 million), driven by the lower volume in combustibles (described earlier) and associated decline in revenue, which more than offset the continued improved performance in Vapour;
–In AME, adjusted profit from operations increased 7.8%, driven by good pricing in combustibles which provided the fuel to further increase investment in New Categories, including further geographical expansion mainly in Vapour. Notably, the Group performance improved in Germany, Ukraine, Brazil, Mexico, Poland, Norway and the Czech Republic. On an organic basis, adjusted profit from operations increased 4.4% at constant rates of exchange; and
–In APMEA, adjusted profit from operations increased 9.3%, driven by Australia, Sri Lanka and Global Travel Retail (GTR), which more than offset a decline in Japan, largely due to the highly competitive pricing environment in combustibles and THP (including the impact of the final step in the five-year excise harmonisation programme in THP).
In aggregate, adjusted profit from operations at constant rates was up 3.6%, or 2.7% on an organic basis, with adjusted operating margin up 90 bps at current rates and 40 bps at constant rates of exchange.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Group Operating Review
Continued
Cash/Capital allocation
Cash flow is always weighted to the second half, mainly due to timing of Master Settlement Agreement ("MSA") payments and leaf purchases.
Liquidity remains strong with average debt maturity close to 10 years, and a fixed debt profile of c.95% and close currency matching. Our current rating is Baa2 (stable outlook)/BBB+ (negative outlook). The Group expects gross capital expenditure in 2023 of approximately £550 million, mainly related to the ongoing investments in the Group's operational infrastructure, including the expansion of our New Categories portfolio.
Our active capital allocation framework considers the continued investment in our transformation, the macro environment, and potential future litigation and regulatory outcomes. In April 2023, we reached agreements with the DOJ and OFAC to resolve previously disclosed investigations into suspicions of sanctions breaches. The total amount payable to the U.S. authorities is $635 million plus interest. In Canada, the confidential CCAA mediation process is still ongoing and the outcome remains uncertain. At 30 June 2023, Canada had a balance of £1,653 million related to restricted cash and cash equivalents and £302 million related to investments held at fair value. Given the above issues, and a more challenging and dynamic macro environment, in 2023 the Board has taken a pragmatic approach to prioritise strengthening our balance sheet. At the same time, we understand the importance of cash returns to shareholders.
In addition, once the middle of our target leverage range has been reached, we will review and consider our objective to sustainably return excess cash to shareholders.

ESG Performance update
We continue to embed sustainability in our business and across our value chain guided by our focus on materiality*. In the first half we made particular progress in our collaboration with key supply partners:
–Climate Change: With Scope 3 emissions representing over 90% of the Group's GHG emissions, we have continued to strengthen our supplier engagement to drive emission reduction towards our targets and further build resilience in our supply chain. In H1 2023, we engaged with over 600 suppliers, representing over 90%1 of our purchased goods and services emissions, for them to participate in the 2023 CDP Supply Chain programme. This level of engagement presents a threefold increase vs prior year (FY2022: over 200 suppliers).
–Biodiversity: We have launched a new Biodiversity Operating Standard to support our Group commitments on reducing our impact on forests and natural ecosystems. This provides guidance on due diligence and traceability to help protect biodiversity in our tobacco supply chain, including the use of traceable wood that is Deforestation and Conversion-Free2 and Biodiversity Management Plans3.
–Human Rights and Farmer Livelihoods: As part of the work we do with over 80,000 of our directly contracted farmers in enhancing their livelihoods, we have further developed our Living Income Guidance and training for directly contracted farmers, in order to help them implement tailored improvement plans.
*    Refer to page 48 of this document for a full description of key terms and definitions.
1.Excluding Russia and Belarus. More details about changes to the Group related to Russia and Belarus are available on page 15 of this document.
2.Deforestation and Conversion-Free (DCF) refers to the sourcing or production of a commodity that does not cause or contribute to deforestation or conversion of natural ecosystems.
3.Biodiversity Management Plans (BMP) are implementation plans for conserving, restoring and enhancing areas of high biodiversity value.

On track for Full-Year 2023 guidance
–Global tobacco industry volume expected to be down c.3.0% partly due to the U.S., Pakistan and uncertainty over Russia/Ukraine.
–Continued strong progress towards £5 billion New Category revenue in 2025.

Enquiries

For more information, please contact
Investor Relations:
Victoria Buxton     +44 (0)20 7845 2012
Amy Chamberlain     +44 (0)20 7845 1124
John Harney    +44 (0)20 7845 1263
Jane Henderson     +44 (0)20 7845 1117
BAT IR Team
Press Office: +44 (0)20 7845 2888 | @BATplc BAT Media Team

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Category Performance Review
Please see page 51 for a full reconciliation to constant currency and organic metrics, including prior year data.
All references to volume share or value share movement in the following discussion are compared FY 2022. See page 43 for a discussion on the use of this measure.
Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

For six months to 30 June 2023	Volume			Revenue
	Reported		Organic	Reported					Organic
				Current		Exchange	Constant		Constant
	Unit	vs 2022	vs 2022	£m	vs 2022	£m	£m	vs 2022	£m	vs 2022
New Categories				1,656	+29.0%	(31)	1,625	+26.6%	1,565	+27.9%
Vapour (10ml units/pods mn)	319	+9.0%	+9.0%	866	+40.3%	(29)	837	+35.5%	837	+35.5%
THP (sticks bn)	12.1	+9.8%	+15.7%	550	+10.7%	(3)	547	+10.2%	490	+11.8%
Modern Oral (pouches mn)	2,348	+32.7%	+32.2%	240	+41.8%	1	241	+42.4%	238	+42.0%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Vuse – Vapour: Extending global value share* leadership
–Vuse value share up 240 bps, reaching 38.3% in key Vapour markets**, with the modern disposables continuing to accelerate total category growth. Vuse Go now in 46 markets.
– Vuse extended leadership in value share (of total Vapour in tracked channels) by 570 bps to 46.7% in the U.S. and leading in 36 states.
–Vapour revenue up 35.5% (at constant rates), delivered by volume growth of 9% and pricing.

Our Vapour portfolio performed well, driven by Vuse which increased value share by 240 bps, reaching 38.3%, and which continued its strong performance across all three regions.
Group consumables volume grew 9.0% vs H1 2022, with revenue up 40.3% to £866 million, or 35.5% at constant rates of exchange.
Modern disposables continue to accelerate category growth with their convenient format, driving consumer trial and conversion. Vuse Go is now in 46 countries, with positive regulatory developments enabling our entrance into a number of emerging markets (Colombia, Paraguay, Peru). We continue to approach the growing modern disposables product category in a responsible way (including youth access prevention programmes and enhanced product Take-Back schemes).
In the U.S., the world's largest Vapour market, Vuse extended leadership in value share (of total Vapour in tracked channels) by 570 bps to 46.7%, with revenue up 29.4%, or 23.0% on a constant currency basis, despite a decrease in consumables volume (down 6.5%) with the market down 15%2, due to the growth of illicit synthetic nicotine disposables which we estimate to be more than 50% of the total Vapour market. We welcome the recent FDA actions with regards to the illicit synthetic nicotine disposables in the U.S. and we continue to engage with stakeholders to facilitate the removal of unauthorised products. Furthermore, we remain confident in our Premarket Tobacco Product Authorisation ("PMTA") submission for Vuse Alto, which further built on the foundational science of our successful applications for Solo, Ciro and Vibe tobacco flavour.
In AME, Vuse continued to grow both revenue (up 60.1%, or 56.5% on a constant currency basis) and volume (up 28.6%) with broad based growth across key European markets, partly offset by a marginal decline in volume in Canada.
In APMEA, total Vuse consumables volume grew 35.0%, with revenue up 65.5%, or 76.6% on a constant currency basis, driven by South Africa and New Zealand.
*    Based on Vuse estimated value share from RRP in measured retail for Vapour (i.e., total Vapour category value in retail sales) in the U.S., Canada, France, the UK and Germany.
**    Key Vapour markets are defined as the Top 5 markets by industry revenue in tracked channels, being the U.S., Canada, France, the UK and Germany. The Top 5 account for c.80% (2022: c.80%) of Global industry vapour revenue (rechargeable closed systems and disposables).
2. Source: Marlin

glo – Tobacco Heating Products (THP) – Activating commercial plans in Japan and Italy
–glo revenue growth up 10.2% at constant rates, driven by continued strong performance in some key THP markets* in AME.
–glo THP category volume share in our key THP markets declined 110 bps to 18.2%, glo volume share of total THP and combustibles up 20 bps to reach 4.0%
–Activating commercial plans in highly competitive markets Japan and Italy.
–glo Hyper X2 Air, our first step in an enhanced innovation cadence, already launched in nine markets with further H2 roll-outs planned.

glo revenue was up 10.7%, or 10.2% at constant rates of exchange (or 11.8% on an organic basis). Consumables volume grew by 9.8%, or 15.7% on an organic basis, as THP category growth continued to drive our volume share of total THP and combustibles up 20 bps to reach 4.0%.
Continued category volume share momentum in key AME THP markets, including Poland and the Czech Republic, was offset by the highly competitive markets in Japan and Italy, with glo's THP category volume share in key THP markets down 110 bps to 18.2%.
As part of our enhanced innovation pipeline, our latest platform, glo Hyper X2 Air (our lightest device to date), is delivering positive early results in new launch markets with further roll-outs planned in H2 2023. We continue to expand our geographic footprint with glo now available in 33 markets. Notably, glo's volume share in Japan started to recover in Q2 2023, driven by the activation of our commercial plans, ahead of the launch of glo Hyper X2 Air in July 2023.
In AME, volume was up 8.8%, as growth in Poland, the Czech Republic and Romania was partly offset by Russia. Revenue was up 18.9%, or 14.3% at constant currency driven by the volume momentum, partially offset by Italy. On an organic basis, volume was up 23.4% with revenue growth of 19.6% at constant currency.
In APMEA, volume grew 10.9%, driving revenue up 3.0%, or 6.3% at constant currency, although this was partly offset by the highly competitive Japanese market, which included the impact of the final step in the five-year excise harmonisation programme.
*    Key THP markets are defined as the Top 12 markets (excl Russia) by industry volume. They were adjusted in 2023, with more established THP markets Kazakhstan, Romania, Switzerland and Malaysia introduced and Russia removed in advance of the planned exit this year. Accordingly, glo's category volume share for 2022 was rebased on the new definition from 19.4% to 19.2%. Top 12 markets are Japan, South Korea, Italy, Greece, Hungary, Kazakhstan, Ukraine, Poland, Switzerland, Romania, Malaysia and the Czech Republic. The Top 12 account for c.70% of total industry THP volume in 2022.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Category Performance Review
Continued
VELO – Modern Oral – AME leadership continues, unlocking emerging markets
–Revenue up 42.4% at constant rates, ahead of volume growth of 32.7%.
–Volume share of total oral category in key markets* grew 70 bps to 8.1%.
–BAT's volume share of the Modern Oral category in key markets* down 190 bps, driven by U.S. market.
–Continued AME Modern Oral category volume leadership, with Velo now the largest oral nicotine pouch brand in Sweden.
–Strong growth in Pakistan and Kenya, providing valuable insights to guide our development in emerging markets.

Velo volume was up 32.7% and revenue up 41.8%, or 42.4% at constant rates. BAT's volume share of the total oral category grew 70 bps to 8.1%, while our category share of Modern Oral in key markets was 28.4%, down 190 bps, mainly driven by the U.S.
Outside the U.S., the Group maintained clear volume share leadership of the Modern Oral category, with Mini pouches and Max ranges driving strong growth.
In the U.S., volume declined 37.7%, with volume share down 160 bps and revenue down 15.5% (or 19.7% at constant rates) as promotional support was redirected behind Vuse in the much larger Vapour category. We continue to await the outcome of our PMTA submission for our new Velo product.
In AME, we remain the volume share leader in 15 Modern Oral markets, with volume growth of 39.0% and revenue growth of 44.4% at constant rates. From a high base, volume share was lower at 66.7%, down 210 bps. As the Modern Oral category continues to grow and becomes more established in AME, we continue to see strong growth in average daily consumption. In Sweden, Velo is now the largest of any snus or Modern Oral nicotine pouch brand.**
In APMEA, our volume grew 49.3% and our revenue grew 83.0% (being 98% at constant rates). In Pakistan, growth continued as we leveraged our category insights to drive consumer acquisition and deepen conversion. In addition, in H1 2023 we rolled out nationally in Kenya following successful pilots last year.
*    Key Oral and Modern Oral markets are defined as the Top 5 markets by industry revenue, being the U.S., Sweden, Norway, Denmark and Switzerland and accounting for c.85% (2022: c.85%) of total industry Modern Oral revenue.
**    Source: Kantar New Category Tracker.

Value through combustibles
–Group value share down 40 bps, with gains in AME (up 10 bps), offset by APMEA (down 40 bps) and the U.S. (down 70 bps).
–Group volume share up 10 bps, driven by AME (up 30 bps), a flat share in APMEA, offset by the U.S. (30 bps down).
–U.S. commercial plans driving sequential volume share growth in 2023.
–Reinvigorated portfolios, refreshed brands and sharpened execution deliver strong performance outside the U.S., demonstrating benefit of global footprint.

Group cigarette volume was down 5.7% to 286 billion sticks (30 June 2022: 303 billion sticks), as volume growth in Bangladesh, Brazil and Turkey was more than offset by lower volume in the U.S., Russia and the impact of significant excise increases in Pakistan.
In the U.S., volume declined 12.4%, compared to an industry which was down 8.4%, largely driven by macro-economic pressures impacting consumer behaviour. This included downtrading which had a greater proportional effect on the Group due to the premium skewed portfolio. The decline in the premium sector began to normalise in the first half of 2023 (compared to H2 2022) as pricing moderated. The Group’s combustible volume was also negatively impacted by the implementation of the flavour ban in California and lapping a comparator period that included an inventory build in relation to the implementation of SAP.
Revenue from combustibles grew 1.8% to £10,967 million (30 June 2022: £10,774 million), benefiting from a translational foreign exchange tailwind. Revenue at constant rates of exchange was up 0.2% to £10,796 million, being an increase of 0.4% on an organic basis. Optimised pricing across all regions, most notably in Australia, Pakistan, Turkey, Canada and Germany, more than offset negative geographic mix (driven by the U.S.), delivering an overall price/mix of 6.0%.

Traditional Oral
Group volume declined 15.9% to 3.3 billion stick equivalents. Total revenue was £571 million (30 June 2022: £598 million), down 4.5% or 9.0% at constant rates. Continued strong pricing in the U.S. drove Group price/mix of 6.9%. This was more than offset by the reduction in volume in both AME (down 5.3%) and the U.S. (down 17.2%) in the first half of 2023.
In the U.S. (which accounts for 97% of revenue from the category), revenue declined 9.5% (at constant rates of exchange) as pricing was insufficient to offset the volume decline. This was largely due to inventory movements (mainly related to the SAP implementation in the first half of 2022) and the implementation of menthol regulations in California. Value share in Traditional Oral increased 10 bps, with volume share down 10 bps.

Beyond nicotine
BTV has completed 22 investments (with three successful exits) since its launch in 2020 and continues to invest in innovative, consumer-led new sciences and technologies.
In April 2023, we announced a joint venture agreement between a Group subsidiary, AJNA BioSciences PBC and Charlotte’s Web that reinforces our commitment to Charlotte’s Web and represents another step for us in our exploration beyond tobacco and nicotine. The Group contributed US$10 million to this joint venture as an initial investor in exchange for 20% of the equity in the new entity (De Floria LLC).
Please see page 15 for more information on our investment in Charlotte's Web.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Regional Review
The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.
All references to volume share or value share movement in the following discussion are compared to FY 2022. See page 43 for a discussion on the use of this measure. Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
United States (U.S.):

Volume/Revenue
Please see page 51 for a full reconciliation to constant currency and organic metrics, including prior year data.

For six months to 30 June 2023	Volume			Revenue
	Reported		Organic	Reported					Organic
				Current		Exchange	Constant		Constant
	Unit	vs 2022	vs 2022	£m	vs 2022	£m	£m	vs 2022	£m	vs 2022
New Categories				530	+28.1%	(25)	505	+21.7%	505	+21.7%
Vapour (10ml units/pods mn)	155	-6.5%	-6.5%	520	+29.4%	(25)	495	+23.0%	495	+23.0%
THP (sticks bn)	—	—%	—%	—	-66.2%	—	—	-67.9%	—	-67.9%
Modern Oral (pouches mn)	112	-37.7%	-37.7%	10	-15.5%	—	10	-19.7%	10	-19.7%
Traditional Oral (stick eq bn)	2.9	-17.2%	-17.2%	553	-4.7%	(28)	525	-9.5%	525	-9.5%
Total Non-Combustibles				1,083	+8.9%	(53)	1,030	+3.5%	1,030	+3.5%
Total Combustibles	26	-12.4%	-12.4%	4,800	-2.6%	(239)	4,561	-7.4%	4,561	-7.4%
Other				27	+135%	(2)	25	+123%	25	+123%
Total				5,910	-0.4%	(294)	5,616	-5.4%	5,616	-5.4%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
Reported revenue decreased 0.4%, driven by the translational foreign exchange tailwind. On a constant currency basis, revenue declined 5.4%. Continued growth in New Categories was driven by Vuse with revenue up 29%, or 23% at constant rates of exchange, but was more than offset by combustibles, driven by the decline in volume (see below).
Non-Combustibles now represent 18.3% of total revenue.
On a constant currency basis (excluding translational foreign exchange), which we believe reflects the operational performance:
–In Vapour, the U.S. is the world's largest Vapour market. Vuse extended leadership in value share (of total Vapour in tracked channels) by 570 bps to 46.7% and leads in 36 U.S. states. Revenue was up 23.0% despite a 6.5% decline in consumables volume, with the market down 15%2 due to the growth of illicit synthetic nicotine disposables which we estimate to be more than 50% of the total Vapour market. We welcome the recent FDA actions with regards to the illicit synthetic nicotine disposables in the U.S. and we continue to engage with stakeholders to facilitate the removal of unauthorised products. Furthermore, we remain confident in our PMTA submission for Vuse Alto;
–Modern Oral revenue declined 19.7%, driven by lower volume (down 37.7%) as promotional support was redirected behind Vuse in the much larger Vapour category;
–Traditional Oral revenue declined 9.5%, as pricing was more than offset by lower volume (down 17.2%). This was largely due to inventory movements (mainly related to the SAP implementation in the first half of 2022) and the implementation of menthol regulations in California. Volume share was down 10 bps while value share was up 10 bps; and
–Combustibles revenue declined 7.4%, as moderated pricing was more than offset by a reduction in volume of 12.4%, largely due to:
–The continued pressure of macro-economic headwinds in the U.S., with industry volume down 8.4%. The Group underperformed the industry due to the premium skewed portfolio. The premium segment began to return to more normalised decline rates in H1 2023;
–The negative impact of the flavour ban in California, impacting Newport; and
–Lapping a prior year comparator that included the positive impact of the SAP-related inventory phasing.
Combustibles volume share fell 30 bps with value share down 70 bps as affordability pressures on consumers impacted the Group’s more premium skewed portfolio.
Profit from operations and operating margin
Please see page 49 for a full reconciliation to constant currency and organic metrics, including prior year data.

For six months to 30 June 2023	Reported		Adj.	Exchange	Adjusted		Adjusted Organic
	Current				Constant		Constant
	£m	vs 2022	£m	£m	£m	vs 2022	£m	vs 2022
Profit from Operations	3,168	+13.1%	137	(175)	3,130	-0.2%	3,130	-0.2%
Operating Margin	53.6%	+640 bps			55.7%	+280 bps	55.7%	+280 bps
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
Reported profit from operations rose by 13.1%, largely due to a translational foreign exchange tailwind of 6.0% and lower amortisation of brands (treated as an adjusting item in both periods). Accordingly, reported operating margin was up 640 bps to 53.6%.
On a constant currency basis, and excluding adjusting items, the performance was negatively impacted by the decline in combustible volume (described above), more than offsetting the continued improved financial performance in Vapour. Adjusted profit from operations, at constant rates of exchange (which excludes the impact of adjusting items and translational foreign exchange) was down 0.2% to £3,130 million.
2. Source: Marlin

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Regional Review
Continued
Americas and Europe (AME):

Volume/Revenue
Please see page 52 for a full reconciliation to constant currency and organic metrics, including prior year data.

For six months to 30 June 2023	Volume			Revenue
	Reported		Organic	Reported					Organic
				Current		Exchange	Constant		Constant
	Unit	vs 2022	vs 2022	£m	vs 2022	£m	£m	vs 2022	£m	vs 2022
New Categories				804	+38.9%	(18)	786	+35.9%	726	+40.0%
Vapour (10ml units/pods mn)	145	+28.6%	+28.6%	303	+60.1%	(7)	296	+56.5%	296	+56.5%
THP (sticks bn)	6	+8.8%	+23.4%	285	+18.9%	(11)	274	+14.3%	217	+19.6%
Modern Oral (pouches mn)	1,858	+39.0%	+38.4%	216	+44.2%	—	216	+44.4%	213	+44.0%
Traditional Oral (stick eq bn)	0.4	-5.3%	-5.3%	18	+1.4%	1	19	+5.7%	19	+5.7%
Total Non-Combustibles				822	+37.8%	(17)	805	+35.0%	745	+38.8%
Total Combustibles	141	-0.7%	+2.4%	3,734	+7.2%	(75)	3,659	+5.0%	3,365	+6.0%
Other				174	+6.8%	(9)	165	+1.1%	163	0.0%
Total				4,730	+11.5%	(101)	4,629	+9.1%	4,273	+10.3%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
Reported revenue was up 11.5% at current rates, driven by New Category revenue growth of 38.9%, a robust performance in combustibles and a translational foreign exchange tailwind.
Non-Combustibles now represent 17.4% of total revenue.
On a constant currency basis (excluding translational foreign exchange), which we believe reflects the operational performance, revenue increased by 9.1%, driven by:
–Higher revenue from combustibles (up 5.0%), driven by a favourable pricing environment across the region coupled with volume performance in Brazil, Turkey and Germany, which more than offset the impact of lower volume in Canada and Chile;
–Continued growth in Vapour revenue (up 56.5%), largely due to the performance of Vuse in the UK, Germany, Italy, Poland, Greece, France, Spain, Romania and the Czech Republic. Modern disposables continued to grow across all key markets;
–A good performance in THP (up 14.3%), as revenue was higher in the Czech Republic, Poland and Romania, despite a decline in volume in Russia. On an organic basis, volume was up 23.4%, with revenue up 19.6%; and
–Modern Oral revenue growth of 44.4%, driven by Norway, the Czech Republic and Sweden, where Velo is now the largest of any snus or Modern Oral nicotine pouch brand.**
On a constant currency, organic basis (excluding the results of Russia and Belarus), revenue increased by 10.3% to £4,273 million.
** Source: Kantar New Category Tracker.
Profit from operations and operating margin
Please see page 49 for a full reconciliation to constant currency and organic metrics, including prior year data.

For six months to 30 June 2023	Reported		Adj.	Exchange	Adjusted		Adjusted Organic
	Current				Constant		Constant
	£m	vs 2022	£m	£m	£m	vs 2022	£m	vs 2022
Profit from Operations	1,767	+248%	-119	(49)	1,599	+7.8%	1,451	+4.4%
Operating Margin	37.4%	+2,540 bps			34.5%	-40 bps	34.0%	-190 bps
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
Reported profit from operations increased by 248%, with the prior year impacted by charges related to the proposed transfer of the Group's operations in Russia and Belarus (which continue to be classified as held-for-sale) and Quantum-related restructurings (including the closure of the factory in Switzerland), while H1 2023 also benefited from a translational foreign exchange tailwind.
Excluding the impact of foreign exchange and adjusting items, the increase was driven by an improved financial performance in:
–Germany, due to a combination of higher volume and pricing;
–Ukraine, where the Group had temporarily suspended operations in the first six months of 2022;
–Brazil, largely due to higher volume in line with the industry-wide volume growth; and
–Mexico, Poland, Norway and the Czech Republic, which all increased profit from operations.
The continued good pricing in combustibles provided the fuel to further increase investments in New Categories, including further geographical expansion mainly in Vapour.
Adjusted profit from operations was up 7.8% at constant rates of exchange, or 4.4% on an organic basis.
In June 2023, the Group's new Innovation Hub in Trieste, Italy, was opened. The Hub will manufacture Velo, supporting our global supply chain. It also houses an Innovation Lab (our first in Europe) and a Digital Boutique (to accelerate BAT’s digital transformation). The facility uses 100% of its energy from renewable sources and a biomass plant which is Programme for the Endorsement of Forest Certification (PEFC) certified.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Regional Review
Continued
Asia-Pacific, Middle East and Africa (APMEA):

Volume/Revenue
Please see page 52 for a full reconciliation to constant currency and organic metrics, including prior year data.

For six months to 30 June 2023	Volume			Revenue
	Reported		Organic	Reported					Organic
				Current		Exchange	Constant		Constant
	Unit	vs 2022	vs 2022	£m	vs 2022	£m	£m	vs 2022	£m	vs 2022
New Categories				322	+10.7%	12	334	+15.0%	334	+15.0%
Vapour (10ml units/pods mn)	19	+35.0%	+35.0%	43	+65.5%	3	46	+76.6%	46	+76.6%
THP (sticks bn)	6	+10.9%	+10.9%	265	+3.0%	8	273	+6.3%	273	+6.3%
Modern Oral (pouches mn)	378	+49.3%	+49.3%	14	+83.0%	1	15	+98.1%	15	+98.1%
Traditional Oral (stick eq bn)	—	—%	—%	—	—%	—	—	—%	—	—%
Total Non-Combustibles				322	+10.7%	12	334	+15.0%	334	+15.0%
Total Combustibles	126	-9.6%	-9.6%	2,433	+3.1%	143	2,576	+9.1%	2,576	+9.1%
Other				46	+13.5%	—	46	+15.3%	46	+15.3%
Total				2,801	+4.0%	155	2,956	+9.8%	2,956	+9.8%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
Reported revenue increased 4.0% despite a translational foreign exchange headwind. Constant currency revenue was 9.8% higher, driven by combustibles pricing (notably in Pakistan and Australia) and combustibles volume growth (in Bangladesh).
Non-Combustibles now represent 11.5% of total revenue.
On a constant currency basis (excluding translational foreign exchange), which we believe reflects the operational performance, New Categories increased by 15.0%, driven by growth in revenue from:
–Vapour, driven by increases in South Africa, New Zealand and Indonesia, largely due to the growth of modern disposables;
–THP, mainly due to higher volume in both Japan (up 14.7%) and South Korea (up 10.3%); and
–Modern Oral, due to continued growth in Pakistan and the roll-out in Kenya.

Profit from operations and operating margin
Please see page 49 for a full reconciliation to constant currency and organic metrics, including prior year data.

For six months to 30 June 2023	Reported		Adj.	Exchange	Adjusted		Adjusted Organic
	Current				Constant		Constant
	£m	vs 2022	£m	£m	£m	vs 2022	£m	vs 2022
Profit from Operations	1,000	+171%	67	54	1,121	+9.3%	1,121	+9.3%
Operating Margin	35.7%	+2,200 bps			37.9%	-20 bps	37.9%	-20 bps
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.
Profit from operations was 171% higher, as the prior year was adversely affected by charges related to the DOJ and OFAC investigations into suspicions of sanctions breaches described on page 14 (30 June 2023: £66 million; 30 June 2022: £450 million) and other charges (in respect of Quantum and the proposed exit from Egypt) that did not repeat in 2023. H1 2023 was impacted by a translational foreign exchange headwind.
Excluding adjusting items and translational foreign exchange, the performance was driven by:
–Australia, driven by pricing which more than offset a reduction in combustibles volume;
–Sri Lanka, largely due to pricing in combustibles as macro-economic stability returned; and
–GTR which has recovered to be 68% of the pre-COVID levels.
These more than offset a decline in Japan, largely due to the highly competitive pricing environment in combustibles and THP (including the final step in the five-year excise harmonisation programme).
Adjusted profit from operations at constant rates of exchange (which excludes the impact of adjusting items and translational foreign exchange) increased by 9.3%.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information
Analysis of profit from operations and diluted earnings per share by segment
Prior year data is provided in the table on page 49.

For six months to 30 June 2023	Reported	vs 2022	Adj Items[1]	Adjusted	vs 2022	Exch.	Adjusted at CC2	vs 2022	Adjusted Organic at CC2	vs 2022
	£m	%	£m	£m	%	£m	£m	%	£m	%
Profit from Operations
U.S.	3,168	13.1%	137	3,305	5.4%	(175)	3,130	-0.2%	3,130	-0.2%
AME	1,767	248%	(119)	1,648	11.1%	(49)	1,599	7.8%	1,451	4.4%
APMEA	1,000	171%	67	1,067	4.0%	54	1,121	9.3%	1,121	9.3%
Total Region	5,935	61.4%	85	6,020	6.6%	(170)	5,850	3.6%	5,702	2.7%
Net finance costs	(921)	12.7%	23	(898)	15.8%	39	(859)	10.7%
Associates and joint ventures	289	44.5%	15	304	15.8%	8	312	18.8%
Profit before tax	5,303	73.2%	123	5,426	5.7%	(123)	5,303	3.4%
Taxation	(1,268)	12.9%	2	(1,266)	3.6%	9	(1,257)	2.8%
Non-controlling interests	(76)	-3.8%	—	(76)	-4.8%	(4)	(80)	0.3%
Coupons relating to hybrid bonds net of tax	(22)	-4.3%	—	(22)	-4.3%	—	(22)	-4.3%
Profit attributable to shareholders	3,937	114%	125	4,062	6.7%	(118)	3,944	3.6%
Diluted number of shares (m)	2,237	-1.6%		2,237	-1.6%		2,237	-1.6%
Diluted earnings per share (pence)	176.0	118%		181.6	8.5%		176.3	5.3%
1.Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.
Net finance costs
Net finance costs for the six months were £921 million, compared to £817 million in the same period in 2022. This was an increase of 12.7%, largely due to:
–Higher interest expense, as the Group's average cost of debt has increased to 4.3% (compared to 4.0% in 2022) in line with higher interest rates in the market;
–A translational foreign exchange headwind due to the relative weakness of sterling; and
–Partly offset by higher interest income, driven by higher interest rates on local deposits and an increase in interest income in Canada due to the cash build up in that market.
The Group has debt maturities of around £4 billion annually in the next two years. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced.
Also in 2023, in line with IAS 33 Earnings Per Share, £22 million (30 June 2022: £23 million) has been recognised as a deduction to EPS related to the perpetual hybrid bonds issued in 2021, as the coupons paid on such instruments are recognised in equity rather than as a charge to the income statement in net finance costs.
On a constant currency basis, and after adjusting for items including finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 39), adjusted net finance costs were £859 million, an increase of 10.7% (30 June 2022: £776 million). Please refer to page 31 for discussion of the adjusting items within net finance costs. For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 53.

Results of associates and joint ventures
The Group’s share of post-tax results of associates and joint ventures increased from £200 million to £289 million which largely relates to the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 21.8% higher at £319 million (30 June 2022: £262 million). The movements are largely due to the economic recovery in India in 2023 from COVID-19 which led to difficult trading conditions in 2022, more than offsetting a translational foreign exchange headwind.
The Group recognised an impairment charge of £33 million (net of tax) in respect of the Group’s investment in Organigram, after having recognised an impairment charge of £59 million (net of tax) in the first half of 2022. The charge was treated as an adjusting item in both periods.
Included above is other adjusting income of £18 million (30 June 2022: adjusting costs of £3 million). It is mainly related to a deemed income of £16 million (30 June 2022: £8 million gain) on dilution of the Group’s holding in ITC.
Excluding these adjusting items and the impact of translational foreign exchange, on an adjusted constant currency basis, the Group’s share of post-tax results from associates and joint ventures was higher than 2022, up 18.8% to £312 million. Please refer to page 31 for discussion of the adjusting items within the Group’s share of post-tax results from associates and joint ventures.

Taxation
The tax rate in the income statement was a charge of 23.9% for the six months to 30 June 2023 (30 June 2022: 36.7%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 29 to 32 and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.
Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 36 was 24.7% for the six months to 30 June 2023 (30 June 2022: 25.1%).
A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 54.
The effective and underlying rate in the six months to 30 June 2023 reflects the mix of profits.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information
Continued
Earnings per share

Basic earnings per share were up 117% to 176.6p (30 June 2022: 81.2p) driven by the improvement in operational performance and translational foreign exchange tailwinds (partly offset by higher net finance costs), whilst the prior period was impacted by higher one-off charges (mainly related to the proposed transfer of the Group's businesses in Russia and Belarus, the DOJ and OFAC investigations into suspicions of sanctions breaches and Quantum restructuring).
Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share increased 8.5% to 181.6p (30 June 2022: 167.4p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 5.3% higher at 176.3p. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 55.

Cash flow

	For six months to 30 June			For the year ended 31 December
	2023	2022	Change	2022
	£m	£m	%	£m
Net cash generated from operating activities	3,375	3,221	4.8%	10,394

	As at 30 June			As at 31 December
	2023	2022	Change	2022
	£m	£m	%	£m
Borrowings (including lease liabilities)	42,169	44,875	-6.0%	43,139

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 27, net cash generated from operating activities increased by 4.8% to £3,375 million (30 June 2022: £3,221 million), primarily driven by the realisation of tax credits in Brazil (related to the previously disclosed VAT on social contributions) and higher dividends received from the Group's associate ITC. These were partly offset by lower receivables factoring across the Group, lower working capital in APMEA and higher payments of tax. In the six months ended 30 June 2023, the Group paid £179 million related to litigation payments (30 June 2022: £31 million) which included, in both 2023 and 2022, payments in respect of Engle and, in 2023, payments related to the settlement of the investigation by the FCCPC in Nigeria, as described on page 38.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information
Continued
Borrowings and net debt
Borrowings (which includes lease liabilities) were £42,169 million at 30 June 2023, a decrease of 6.0% compared to £44,875 million at 30 June 2022 (31 December 2022: £43,139 million). This was partly due to the foreign exchange movements, mainly related to the US dollar and sterling. The decrease was also due to lower short-term borrowings (including commercial paper) in the first six months of 2023, combined with the net reduction in borrowings in the second half of 2022 as the Group repaid, on maturity a US$750 million bond in August 2022.
The Group remains confident of its ability to access the debt capital markets successfully and reviews its options on a continuing basis.
The Group’s average centrally managed debt maturity was 9.5 years at 30 June 2023 (30 June 2022: 10.1 years; 31 December 2022: 9.9 years), and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.5% (30 June 2022: 18.3%; 31 December 2022: 18.6%).
The Group defines net debt as borrowings (including related derivatives and lease liabilities), less cash and cash equivalents (including restricted cash) and current investments held at fair value. Closing net debt was £38,345 million at 30 June 2023 (30 June 2022: £40,806 million; 31 December 2022: £39,281 million). A reconciliation of borrowings to net debt is provided below.

	As at 30 June			As at 31 December
	2023	2022	Change	2022
	£m	£m	%	£m
Borrowings (including lease liabilities)	(42,169)	(44,875)	-6.0%	(43,139)
Derivatives in respect of net debt	(308)	(70)	+340.0%	(167)
Cash and cash equivalents	3,681	3,568	+3.2%	3,446
Current investments held at fair value	451	571	-21.0%	579
Net debt	(38,345)	(40,806)	-6.0%	(39,281)
Maturity profile of net debt:
Net debt due within one year	(909)	(867)	+4.8%	(181)
Net debt due beyond one year	(37,436)	(39,939)	-6.3%	(39,100)
Net debt	(38,345)	(40,806)	-6.0%	(39,281)
Impacting the carrying value of net debt at the balance sheet date are:
–Cash payments related to share schemes and investing activities of £276 million (30 June 2022: £206 million), which, in 2023, was higher mainly due to the movement in foreign exchange dividend hedges due to the devaluation of sterling, predominantly against the US dollar;
–Other non-cash movements of £104 million;
–The classification of certain balances as held-for-sale related to the proposed sale of the Group’s operations in Russia and Belarus of
£4 million (30 June 2022: £229 million); and
–Foreign exchange impacts related to the revaluation of foreign currency denominated net debt balances being a net tailwind of £1,473 million (30 June 2022: £2,582 million headwind).
In the six months ended 30 June 2022, the Group purchased £1,256 million of own shares under the Group’s £2 billion share buy-back programme, which ended in December 2022, by which time the Group had purchased £2,012 million of own shares.

Investments held at fair value through profit and loss above include restricted amounts of £302 million (31 December 2022: £396 million) due to investments held by subsidiaries in CCAA protection, as well as £100 million (31 December 2022: £78 million) subject to potential exchange control restrictions.
Cash and cash equivalents include restricted amounts of £1,653 million (31 December 2022: £1,411 million) due to subsidiaries in CCAA protection, as well as £239 million (31 December 2022: £324 million) principally due to exchange control restrictions.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information
Continued

Foreign currencies
The principal exchange rates used to convert the results of the Group’s foreign operations to pounds sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.
The principal exchange rates used were as follows:

	Average for the period ended			As at
	30 June		31 December	30 June		31 December
	2023	2022	2022	2023	2022	2022
Australian dollar	1.826	1.806	1.779	1.910	1.766	1.774
Bangladeshi taka	131.958	113.361	115.040	137.535	113.521	123.502
Brazilian real	6.253	6.601	6.384	6.133	6.351	6.351
Canadian dollar	1.662	1.651	1.607	1.682	1.567	1.630
Chilean peso	994.090	1,072.376	1,076.291	1,019.813	1,137.776	1,024.811
Euro	1.141	1.187	1.173	1.165	1.162	1.127
Indian rupee	101.424	98.891	97.030	104.297	95.908	99.516
Japanese yen	166.538	159.379	161.842	183.755	164.989	158.717
Romanian leu	5.632	5.870	5.783	5.779	5.746	5.577
Russian rouble	95.605	101.992	87.184	113.786	66.491	87.812
South African rand	22.495	20.001	20.176	24.017	19.896	20.467
Swiss franc	1.125	1.225	1.179	1.137	1.163	1.113
US dollar	1.234	1.298	1.236	1.271	1.214	1.203

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Risks and uncertainties
The Board carried out a robust assessment of the Principal Risks and uncertainties facing the Group for the period, including those that would threaten its business model, future performance, solvency, liquidity and viability. The Board also maintained close oversight of the Group’s response to critical external uncertainties, recognising current macro-economic and geopolitical challenges.
All Group risks are reviewed biannually by the Audit Committee and annually by the Board. ESG is core to the Group’s long-term business strategy and ESG risk factors are embedded across the Group’s risks in accordance with the Risk Management Framework within the Group. In 2022, following the conclusion of a Double Materiality Assessment, the Board identified “Climate and circularity”, now renamed to “Climate change and circular economy”, as a Principal Risk to the Group, recognising the Group’s existing commitments to climate change and circular economy matters. In 2023, the Board identified “Cyber Security” as a Principal Risk to the Group reflecting the general heightened cyber-threat landscape, the increased digital interactions with consumers, combined with changes to regulation.
The Principal Risks facing the Group are summarised under the headings of:
–Competition from illicit trade;
–Geopolitical tensions;
–Tobacco, New Categories and other regulation interrupts the growth strategy;
–Litigation;
–Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
–Inability to develop, commercialise and deliver the New Categories strategy;
–Injury, illness or death in the workplace;
–Disputed taxes, interest and penalties;
–Foreign exchange rate exposures;
–Solvency and liquidity;
–Climate change and circular economy; and
–Cyber security.
A summary of all the risk factors (including the Principal Risks, except for the newly added Cyber Security Principal Risk) which are monitored by the Board through the Group’s risk register are set out on pages 340 - 361 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022. All the Group’s risks should be read in the context of the forward-looking statements on page 46 of this Half-Year Report.

Update on investigations into misconduct allegations
From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, against Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities’ investigations, where appropriate.
On 25 April 2023, the Group announced that it had reached an agreement with the DOJ and OFAC to resolve previously disclosed investigations into suspicions of sanctions breaches. These concerned business activities relating to the Democratic People’s Republic of Korea between 2007 and 2017. British American Tobacco p.l.c. (the "Company") entered into a three-year deferred prosecution agreement (DPA) with the DOJ and a civil settlement agreement with OFAC. The DOJ’s charges against the Company - one count of conspiring to commit bank fraud and one count of conspiring to violate sanctions laws - were filed and will later be dismissed if the Company abides by the terms of the DPA. In addition, a BAT subsidiary in Singapore, British-American Tobacco Marketing (Singapore) Private Limited, pleaded guilty to the same charges. The total amount payable to the U.S. authorities is US$635 million (£499 million) plus interest, which will be paid by the Company.
Having recognised an initial provision of £450 million (US$540 million), in line with the International Accounting Standards 37 requirements, in the 2022 interim and full year results, the Group has recognised an additional charge of £66 million in 2023. Having made a payment of £4 million (US$5 million) in H1 2023, the remainder will be paid in equal instalments in H2 2023 and H1 2024.

Update on Quebec class action and CCAA
There have been no substantial developments in respect of the Quebec Class Action and subsequent grant of protection of the Group’s subsidiary, Imperial Tobacco Canada Ltd (ITCAN), under the Companies’ Creditors Arrangement Act (CCAA). The stays are currently in place until 29 September 2023. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.
In accordance with the CCAA process, the parties continue to work towards a plan of arrangement or compromise in a court-ordered confidential mediation. The length and ultimate outcome of the CCAA process, including the resolution of the underlying legal proceedings, remains uncertain.
In line with IFRS 10 (Consolidated Financial Statements), ITCAN is consolidated in the Group’s results. For ease of reference and to assist the users of this interim announcement, in the six months ended June 2023, ITCAN's contribution to the financial performance of the Group was:
–Revenue: £473 million;
–Profit from operations: £247 million; and
–Adjusted profit from operations: £250 million.
At 30 June 2023, restricted cash in ITCAN was £1,653 million and restricted investments held at fair value are £302 million, with goodwill recognised on the balance of the Group at £2,460 million.
Please refer to “Contingent Liabilities and Financial Commitments” below (page 37) and the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022 (note 12 Intangible Assets and note 31 Contingent Liabilities and Financial Commitments) for a full discussion of the case and the assessment of goodwill. There has been no trigger to reassess the impairment position at 30 June 2023.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued
Changes in the Group
Russia and Belarus
On 11 March 2022, as discussed on page 30, the Group announced the intention to transfer its Russian business in compliance with international and local laws. The Group has two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC International Tobacco Marketing Services. Due to operational dependencies between Russia and the Group’s subsidiary in Belarus (International Tobacco Marketing Services BY) (BAT Belarus), as previously announced, the Belarusian business will be included in the transfer. Upon completion, the Group will no longer have a presence in Russia or Belarus. The Group is working as quickly as possible to transfer the businesses.
At the date of writing, no agreement to transfer the shares in these subsidiaries has been entered into. Further, any transaction that is agreed will be subject to regulatory approvals. In accordance with IFRS, the assets and liabilities of the subsidiaries comprising BAT Russia and BAT Belarus continue to be classified as held-for-sale at 30 June 2023 and presented as such on the balance sheet at an estimated recoverable value. Impairment charges (and associated costs) of £612 million were recognised in 2022 (and treated as a non-cash adjusting item). Similarly, another £17 million of associated costs have been recognised in the first six months of 2023. Management has reassessed the carrying values assets and liabilities held-for sale at 30 June 2023, noting the assessment considers a range of internal assumptions, including those regarding the impact, extent and duration of sanctions, likely transaction terms, the likelihood of any consideration being significantly deferred, including the ability to remit funds, and ongoing macro-economic developments, including the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a high degree of volatility and uncertainty. Management concluded that, as at 30 June 2023, there was no requirement to change the previous assessment of values.
On completion of the proposed transfer, certain other items, including foreign exchange previously recognised in the Statement of Other Comprehensive Income (which was £500 million at 30 June 2023), will be reclassified to the Income Statement in the period in which completion occurs. The financial impact of these items will be treated as non-cash, adjusting items. Refer to page 30 for a detailed analysis of the charge.
The transfer of the business will not have a material impact on the remainder of the Group’s supply chain.
The Group continues to monitor sanction developments to ensure that it is compliant with international and local laws, and that it has the necessary business controls in place to operate effectively. The Group has taken steps to remain compliant with all new measures and continues to assess their implications.
To supplement the Group’s results presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews the Group's results, including volume, revenue, profit from operations and operating margin excluding businesses sold or to be held-for-sale. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such presentation of the results (excluding the impact of businesses sold or to be held-for-sale, and referred to as "on an organic basis") provides additional useful information to investors regarding the underlying performance of the business on a comparable basis and in the case of the expected sale of the Group's businesses in Russia and Belarus, the impact these businesses have on revenue and profit from operations. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.
Please see the reconciliations of volume to organic volume, revenue to organic revenue, profit operations to adjusted organic profit from operations and operating margin to adjusted organic operating margin on page 49.
At 30 June 2023, on a constant currency basis, Russia and Belarus accounted for approximately 2.7% of Group revenue, and approximately 2.5% of Group adjusted profit from operations.
Other changes
In April 2023, the Group announced a strategic joint venture agreement between a Group subsidiary, AJNA BioSciences PBC and Charlotte’s Web. Under the terms of the transaction, a Group subsidiary acquired a 20% stake in the new JV entity (DeFloria LLC) at a cost of c.£7.9 million (US$10 million).
External Audit Tender Process
Earlier this year, it was announced that during 2023 the Audit Committee would undertake a formal competitive audit tender process in respect of the audit for the 2025 financial year. That process has now concluded and the Board has approved the re-appointment of KPMG LLP. A resolution proposing the appointment of KPMG LLP as external auditors for the 2025 financial year will be put forward to shareholders for approval at the 2025 Annual General Meeting. Details of the external audit tender process and evaluation criteria will be reported in the Group's Annual Report and Form 20-F 2023.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued
Changes to the Main Board
As previously announced, the following Board changes have taken place:
–Savio Kwan stepped down from the Board as a Non-Executive Director with effect from 19 April 2023.
–Jack Bowles stepped down from the Board as Chief Executive with effect from 15 May 2023.
–Tadeu Marroco was appointed as Chief Executive with effect from 15 May 2023.

Changes to the Management Board
As previously announced, the following Management Board changes have taken place:
Dr James Murphy joined the Management Board as Director, Research and Science Designate, on 1 February 2023 and he assumed the role of Director, Research and Science on 1 March 2023. Dr David O’Reilly, Director, Research and Science, stepped down from the Management Board on 28 February 2023 and left BAT with effect from 31 May 2023.
With effect from 1 April 2023:
–Johan Vandermeulen was appointed to the role of Chief Transformation Officer.
–Luciano Comin was appointed to the role of Director, Combustibles.
–Frederico (Fred) Monteiro was promoted to the Management Board as Regional Director, Americas and Europe Region (AME).
–Michael Dijanosic took on an expanded role as Regional Director, Asia Pacific, Middle East and Africa (APMEA).
–Tadeu Marroco’s role was redesignated as Finance Director.
With effect from 15 May 2023:
–Javed Iqbal was appointed Interim Finance Director until a permanent successor is appointed. He retained his role as Director, Digital & Information.
With effect from 30 June 2023:
–Guy Meldrum, President & CEO, Reynolds American Inc., stepped down from his role and from the Management Board.
–Paul Lageweg, Director, New Categories, stepped down from his role and from the Management Board.
–Hae In Kim, Director, Talent, Culture & Inclusion, stepped down from the Management Board and was appointed as Strategic Talent Director from 1 July 2023.
With effect from 1 July 2023, Johan Vandermeulen was appointed to the new role of Chief Operating Officer, reporting to the Chief Executive. Reporting to Johan will be:
–David Waterfield, promoted to the Management Board as President & CEO, Reynolds American Inc.
–Fred Monteiro (Director, Americas & Europe) and Michael Dijanosic (Director, Asia Pacific, Middle East & Africa).
–Zafar Khan (Director, Operations) and Javed Iqbal (Director, Digital & Information). Javed also continues to serve as Interim Finance Director.
With effect from 1 September 2023, Kingsley Wheaton, currently Chief Growth Officer, will be appointed to the new role of Chief Strategy & Growth Officer, reporting to the Chief Executive. Reporting to Kingsley will be:
–Luciano Comin, appointed to the new role of Marketing Director, Combustibles & New Categories, with effect from 1 July 2023.
–Paul McCrory, currently Assistant General Counsel, Corporate & Group Company Secretary, appointed to the new role of Director, Corporate & Regulatory Affairs, with effect from 1 September 2023.
–James Barrett, currently Commercial Director, Wellbeing & Stimulation, appointed to the new role of Director, Business Development, with effect from 1 September 2023.
James Murphy, Director, Research & Science and Jerome Abelman, Director, Legal Affairs & General Counsel, continue in their roles reporting directly to the Chief Executive.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued
Dividends
On 9 February 2023, the Company announced that the Board had declared an interim dividend of 230.9p per ordinary share of 25p, for the year ended 31 December 2022, payable in four equal quarterly instalments of 57.72p per ordinary share in May 2023, August 2023, November 2023 and February 2024.
The May 2023 quarterly dividend was paid to shareholders on the UK main register and South Africa branch register on 3 May 2023 and to holders of American Depositary Shares (ADSs) on 8 May 2023. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out below.
General dividend information
Under IFRS, the interim dividend is recognised in the period that it is paid. Therefore, the results for the six months ended 30 June 2023 reflect the fourth quarterly dividend from the declaration made on 11 February 2022, of 54.45p per ordinary share and the first quarterly dividend from the declaration made on 9 February 2023 of 57.72p per ordinary share as this was paid in May 2023.

Dividends paid	For the six months to 30 June 2023
	Pence per share	USD per ADS
Quarterly Payment paid February 2023	54.45	0.6691900
Quarterly Payment paid May 2023	57.72	0.7238660
	112.17	1.3930560
Holders of ADSs
For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (ADR) programme in respect of each quarterly dividend payment.
South Africa Branch register
In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information. The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.
Key dividend dates
In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable.

Event	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	09 February
Publication of finalisation information (JSE)	04 July	18 September	12 December
No removal requests permitted (in either direction) between the UK main register and the South Africa branch register	04 July - 17 July	18 September – 02 October	12 December – 27 December
Last Day to Trade (LDT) cum-dividend (JSE)	11 July	26 September	19 December
Shares commence trading ex-dividend (JSE)	12 July	27 September	20 December
No transfers permitted between the UK main register and the South Africa branch register	12 July – 17 July	27 September – 02 October	20 December – 27 December
No shares may be dematerialised or rematerialised on the South Africa branch register	12 July – 17 July	27 September – 02 October	20 December – 27 December
Shares commence trading ex-dividend (LSE)	13 July	28 September	21 December
Shares commence trading ex-dividend (NYSE)	13 July	28 September	21 December
Record date (JSE, LSE and NYSE)	14 July	29 September	22 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	28 July	13 October	11 January 2024
Payment date (LSE and JSE)	18 August	03 November	01 February 2024
ADS payment date (NYSE)	23 August	08 November	06 February 2024
Notes:
1.All dates are 2023, unless otherwise stated.
2.The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.
3.JSE finalisation information published on 4 July 2023 can be found on the BAT website www.bat.com.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued
Going concern
A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, as well as risks associated with the business, are set out in the Strategic Report and in the Notes on the Accounts, all of which are included in the Group's Annual Report and Accounts and Form 20-F for the year ended 31 December 2022, and available on the Group's website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2023 and of the financial position and liquidity position at 30 June 2023.
The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty, the current macro-economic financial conditions and the general outlook in the global economy.
After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

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BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Group Income Statement

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Revenue[1]	13,441	12,869	27,655
Raw materials and consumables used	(2,251)	(2,250)	(4,781)
Changes in inventories of finished goods and work in progress	7	97	227
Employee benefit costs	(1,389)	(1,329)	(2,972)
Depreciation, amortisation and impairment costs	(480)	(659)	(1,305)
Other operating income	239	42	722
Loss on reclassification from amortised cost to fair value	(3)	(1)	(5)
Other operating expenses	(3,629)	(5,091)	(9,018)
Profit from operations	5,935	3,678	10,523
Net finance costs	(921)	(817)	(1,641)
Share of post-tax results of associates and joint ventures	289	200	442
Profit before taxation	5,303	3,061	9,324
Taxation on ordinary activities	(1,268)	(1,123)	(2,478)
Profit for the period	4,035	1,938	6,846
Attributable to:
Owners of the parent	3,959	1,859	6,666
Non-controlling interests	76	79	180
	4,035	1,938	6,846
Earnings per share
Basic	176.6p	81.2p	293.3p
Diluted	176.0p	80.8p	291.9p
All of the activities during both years are in respect of continuing operations.
The accompanying notes on pages 28 to 42 form an integral part of this condensed consolidated financial information.
1.Revenue is net of duty, excise and other taxes of £18,721 million and £18,190 million for the six months ended 30 June 2023 and 30 June 2022, respectively, and £38,527 million for the year ended 31 December 2022.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Statement of Comprehensive Income

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Profit for the period (page 21)	4,035	1,938	6,846
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:	(4,642)	8,385	8,506
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	(4,841)	8,665	8,923
– reclassified and reported in profit for the period	—	14	5
– net investment hedges - net fair value gains/(losses) on derivatives	248	(500)	(578)
– net investment hedges - differences on exchange on borrowings	13	(9)	(21)
Cash flow hedges
– net fair value gains	59	103	81
– reclassified and reported in profit for the period	(17)	50	101
– tax on net fair value gains in respect of cash flow hedges	(15)	(26)	(17)
Investments held at fair value
– net fair value gains	3	3	6
Associates – share of OCI, net of tax	(92)	85	6
Items that will not be reclassified subsequently to profit or loss:	55	278	201
Retirement benefit schemes
– net actuarial gains	45	411	316
– surplus recognition	3	(23)	(39)
– tax on actuarial gains in respect of subsidiaries	12	(120)	(95)
Associates – share of OCI, net of tax	(5)	10	19
Total other comprehensive income for the period, net of tax	(4,587)	8,663	8,707
Total comprehensive income for the period, net of tax	(552)	10,601	15,553

Attributable to:
Owners of the parent	(599)	10,507	15,370
Non-controlling interests	47	94	183
	(552)	10,601	15,553
The accompanying notes on pages 28 to 42 form an integral part of this condensed consolidated financial information.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Statement of Changes in Equity

At 30 June 2023	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	In respect of assets held-for-sale	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2023	614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710
Total comprehensive (expense)/income for the period comprising: (page 22)	—	—	(4,619)	4,020	—	(599)	—	47	(552)
Profit for the period (page 21)	—	—	—	3,959	—	3,959	—	76	4,035
Other comprehensive (expense)/income for the period (page 22)	—	—	(4,619)	61	—	(4,558)	—	(29)	(4,587)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	38	—	—	38	—	—	38
Employee share options
–value of employee services	—	—	—	33	—	33	—	—	33
–proceeds from new shares issued	—	1	—	—	—	1	—	—	1
–treasury shares used for share option schemes	—	—	—	—	—	—	—	—	—
Dividends and other appropriations
–ordinary shares	—	—	—	(2,493)	—	(2,493)	—	—	(2,493)
–to non-controlling interests	—	—	—	—	—	—	—	(59)	(59)
Purchase of own shares					—
–held in employee share ownership trusts	—	—	—	(110)	—	(110)	—	—	(110)
–share buy-back programme	—	—	—	—	—	—	—	—	—
Non-controlling interests - acquisitions	—	—	—	—	—	—	—	—	—
Reclassification of equity relating to assets held-for-sale	—	—	205		(205)	—	—	—	—
Other movements	—	—	—	60	—	60	—	—	60
Balance at 30 June 2023	614	26,629	(1,721)	45,591	(500)	70,613	1,685	330	72,628

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Statement of Changes in Equity (continued)

At 30 June 2022	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	In respect of assets held-for-sale	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022	614	26,622	(6,032)	44,212	—	65,416	1,685	300	67,401
Total comprehensive income for the period comprising: (page 22)	—	—	8,379	2,128	—	10,507	—	94	10,601
Profit for the period (page 21)	—	—	—	1,859	—	1,859	—	79	1,938
Other comprehensive income for the period (page 22)	—	—	8,379	269	—	8,648	—	15	8,663
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	(76)	—	—	(76)	—	—	(76)
Employee share options
–value of employee services	—	—	—	34	—	34	—	—	34
–proceeds from new shares issued	—	4	—	—	—	4	—	—	4
–treasury shares used for share option schemes	—	1	—	(1)	—	—	—	—	—
Dividends and other appropriations
–ordinary shares	—	—	—	(2,476)	—	(2,476)	—	—	(2,476)
–to non-controlling interests	—	—	—	—	—	—	—	(80)	(80)
Purchase of own shares
–held in employee share ownership trusts	—	—	—	(80)	—	(80)	—	—	(80)
–share buy-back programme	—	—	—	(1,256)	—	(1,256)	—	—	(1,256)
Non-controlling interests - acquisitions	—	—	—	(1)	—	(1)	—	—	(1)
Other movements non-controlling interests	—	—	—		—	—	—	—	—
Reclassification of equity in respect of assets classified as held-for-sale	—	—	58		(58)	—	—	—	—
Other movements	—	—	—	(2)	—	(2)	—	—	(2)
Balance at 30 June 2022	614	26,627	2,329	42,558	(58)	72,070	1,685	314	74,069

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Statement of Changes in Equity (continued)

At 31 December 2022	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	In respect of assets held-for-sale	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022	614	26,622	(6,032)	44,212	—	65,416	1,685	300	67,401
Total comprehensive income for the year comprising: (page 22)	—	—	8,521	6,849	—	15,370	—	183	15,553
Profit for the year (page 21)	—	—	—	6,666	—	6,666	—	180	6,846
Other comprehensive income for the year (page 22)	—	—	8,521	183	—	8,704	—	3	8,707
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	(129)	—	—	(129)	—	—	(129)
Employee share options
–value of employee services	—	—	—	81	—	81	—	—	81
–proceeds from new shares issued	—	5	—	—	—	5	—	—	5
–treasury shares used for share option schemes	—	1	—	(1)	—	—	—	—	—
Dividends and other appropriations					—
–ordinary shares	—	—	—	(4,915)	—	(4,915)	—	—	(4,915)
–to non-controlling interests	—	—	—	—	—	—	—	(141)	(141)
Purchase of own shares					—
–held in employee share ownership trusts	—	—	—	(80)	—	(80)	—	—	(80)
–share buy-back programme	—	—	—	(2,012)	—	(2,012)	—	—	(2,012)
Perpetual hybrid bonds
–coupons paid	—	—	—	(59)	—	(59)	—	—	(59)
–tax on coupons paid	—	—	—	11	—	11	—	—	11
Non-controlling interests - acquisitions	—	—	—	(1)	—	(1)	—	—	(1)
Other movements non-controlling interests	—	—	—	—	—	—	—	—	—
Reclassification of equity in respect of assets classified as held-for-sale	—	—	295	—	(295)	—	—	—	—
Other movements	—	—	—	(4)	—	(4)	—	—	(4)
Balance at 31 December 2022	614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710
The accompanying notes on pages 28 to 42 form an integral part of this condensed consolidated financial information.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Balance Sheet

	As at 30 June		As at 31 December
	2023	2022	2022
	£m	£m	£m
Assets
Intangible assets	122,126	128,026	129,075
Property, plant and equipment	4,521	4,728	4,867
Investments in associates and joint ventures	2,061	2,055	2,020
Retirement benefit assets	1,027	1,219	1,000
Deferred tax assets	720	619	682
Trade and other receivables	284	224	241
Investments held at fair value	111	55	121
Derivative financial instruments	130	236	131
Total non-current assets	130,980	137,162	138,137
Inventories	5,634	5,952	5,671
Income tax receivable	160	145	149
Trade and other receivables	4,219	3,649	4,367
Investments held at fair value	451	571	579
Derivative financial instruments	413	270	430
Cash and cash equivalents	3,681	3,568	3,446
	14,558	14,155	14,642
Assets classified as held-for-sale	534	554	767
Total current assets	15,092	14,709	15,409
Total assets	146,072	151,871	153,546
Equity – capital and reserves
Share capital	614	614	614
Share premium, capital redemption and merger reserves	26,629	26,627	26,628
Other reserves	(1,721)	2,329	2,655
Retained earnings	45,591	42,558	44,081
In respect of assets held-for-sale	(500)	(58)	(295)
Owners of the parent	70,613	72,070	73,683
Perpetual hybrid bonds	1,685	1,685	1,685
Non-controlling interests	330	314	342
Total equity	72,628	74,069	75,710
Liabilities
Borrowings	37,140	39,724	38,726
Retirement benefit liabilities	881	1,108	949
Deferred tax liabilities	17,389	18,361	18,428
Other provisions for liabilities	469	418	434
Trade and other payables	944	998	944
Derivative financial instruments	430	467	502
Total non-current liabilities	57,253	61,076	59,983
Borrowings	5,029	5,151	4,413
Income tax payable	905	888	1,049
Other provisions for liabilities	483	863	1,087
Trade and other payables	9,217	8,823	10,449
Derivative financial instruments	251	462	427
	15,885	16,187	17,425
Liabilities associated with assets classified as held-for-sale	306	539	428
Total current liabilities	16,191	16,726	17,853
Total equity and liabilities	146,072	151,871	153,546
The accompanying notes on pages 28 to 42 form an integral part of this condensed consolidated financial information.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued
Group Cash Flow Statement

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 33)	4,522	4,330	12,537
Dividends received from associates	202	171	394
Tax paid	(1,349)	(1,280)	(2,537)
Net cash generated from operating activities	3,375	3,221	10,394
Cash flows from investing activities
Interest received	78	28	85
Purchases of property, plant and equipment	(110)	(99)	(523)
Proceeds on disposal of property, plant and equipment	22	13	31
Purchases of intangibles	(21)	(52)	(133)
Proceeds on disposal of intangibles	—	—	3
Purchases of investments	(433)	(174)	(257)
Proceeds on disposals of investments	543	81	128
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(38)	(5)	(39)
Net cash generated from/(used in) investing activities	41	(208)	(705)
Cash flows from financing activities
Interest paid on borrowings and financing related activities	(855)	(746)	(1,578)
Interest element of lease liabilities	(14)	(11)	(25)
Capital element on lease liabilities	(80)	(71)	(161)
Proceeds from increases in and new borrowings	2,054	3,162	3,267
Reductions in and repayments of borrowings	(1,050)	(1,087)	(3,044)
(Outflows)/inflows relating to derivative financial instruments	(429)	253	(117)
Purchases of own shares - share buy-back programme	—	(1,256)	(2,012)
Purchases of own shares held in employee share ownership trusts	(110)	(80)	(80)
Coupon paid on perpetual hybrid bonds	—	—	(60)
Dividends paid to owners of the parent	(2,479)	(2,476)	(4,915)
Capital injection from and purchases of non-controlling interests	—	(1)	(1)
Dividends paid to non-controlling interests	(59)	(80)	(158)
Other	(1)	4	6
Net cash used in financing activities	(3,023)	(2,389)	(8,878)
Net cash flows generated from operating, investing and financing activities	393	624	811
Transferred from/(to) held-for-sale	4	(240)	(368)
Differences on exchange	(171)	371	431
Increase in net cash and cash equivalents in the year	226	755	874
Net cash and cash equivalents at 1 January	3,337	2,463	2,463
Net cash and cash equivalents at period end	3,563	3,218	3,337
Cash and cash equivalents per balance sheet	3,681	3,568	3,446
Overdrafts and accrued interest	(118)	(350)	(109)
Net cash and cash equivalents at period end	3,563	3,218	3,337
The accompanying notes on pages 28 to 42 form an integral part of this condensed consolidated financial information. The net cash flows relating to the adjusting items within profit from operations on pages 29 to 31, included in the above, are an inflow of £56 million (30 June 2022: £155 million outflow; 31 December 2022: £466 million outflow).

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Accounting policies and basis of preparation
The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2023. The condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited.
This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 and should be read in conjunction with the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022, including the audited financial statements for the year ended 31 December 2022, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.
The Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022 represent the statutory accounts for that year and have been filed with the Registrar of Companies.
These condensed consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report and Form 20-F for the year ended 31 December 2022.
The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. Other than in respect of the Group’s Russian and Belarusian businesses (which have been classified as held-for-sale) and certain assumptions related to the assessment of the carrying value of goodwill and intangible assets, the key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2022, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. As described on page 31, the Group has assessed whether there are any impairment triggers related to the carrying value of the significant investments of goodwill and intangibles. Other than as described on page 31 in relation to Organigram, no other impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.
As discussed on page 18, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

Analysis of revenue and profit from operations by segment

Six months ended 30 June	2023					2022
	Reported			Exchange	Reported at CC2	Reported
Revenue	£m			£m	£m	£m
U.S.	5,910			(294)	5,616	5,934
AME	4,730			(101)	4,629	4,243
APMEA	2,801			155	2,956	2,692
Total Region	13,441			(240)	13,201	12,869

Six months ended 30 June	2023					2022
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
Profit from Operations	£m	£m	£m	£m	£m	£m	£m	£m
U.S.	3,168	137	3,305	(175)	3,130	2,801	335	3,136
AME	1,767	(119)	1,648	(49)	1,599	508	975	1,483
APMEA	1,000	67	1,067	54	1,121	369	657	1,026
Total Region	5,935	85	6,020	(170)	5,850	3,678	1,967	5,645
Notes to the analysis of revenue and profit from operations above:
1.Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

As part of plans to reduce complexity and drive efficiency in management structures and achieve a better balance in the scale of our regions, it was decided to reduce the management structure from four regions to three regions, with the new organisational structures in place from April 2023. The new regional structure is:
– the U.S.;
– Americas and Europe (AME), comprising largely the old Europe region with the inclusion of markets in Latin America and Canada; and
– Asia-Pacific, Middle East and Africa (APMEA) comprising the old APME region with the inclusion of markets in Sub-Saharan Africa and parts of the former Europe region.
The regional results, for the six months ended 30 June 2022, presented as comparators within this Half-Year Report have been represented on the new regional structure.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Adjusting Items
Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.
The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of organic revenue, adjusted profit from operations, adjusted organic profit from operations, adjusted diluted earnings per share, adjusted net finance costs, adjusted taxation, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations, diluted earnings per share, net finance costs and taxation.

Adjusting items included in profit from operations
Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.
In summary, in the six months ended 30 June 2023, the Group incurred £85 million (30 June 2022: £1,967 million; 31 December 2022: £1,885 million ) of adjusting items within profit from operations:

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
(a) Restructuring and integration costs	(2)	333	771
(b) Amortisation and impairment of trademarks and similar intangibles	108	161	285
(c) Charges in connection with planned disposal of subsidiaries	17	957	612
(c) (Credit)/charges in connection with disposal of subsidiaries	(1)	1	(6)
(d) Credit in respect of partial buy-out of the pension fund in the U.S.	—	(15)	(16)
(d) Credit in respect of calculation of excise on social contributions in Brazil	(147)	—	—
(d) Credit in respect of calculation of VAT on social contributions in Brazil	(13)	—	(460)
(d) Charges in respect of DOJ and OFAC investigations	66	450	450
(d) Charges in respect of Nigeria Federal Competition and Consumer Protection Commission (FCCPC) case	—	—	79
(d) Other adjusting items (including Engle)	57	80	170
Total adjusting items included in profit from operations	85	1,967	1,885
(a) Restructuring and integration costs
Restructuring costs reflect the costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum. This programme delivered £1.9 billion of annualised savings over a three-year period (to 2022) and the charges include the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. No further restructuring charges were recognised as adjusting in 2023, following the completion of the Quantum programme.
The costs of the Group’s initiatives are included in profit from operations under the following headings:

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Employee benefit costs	(2)	49	315
Depreciation, amortisation and impairment costs	—	131	220
Other operating expenses	—	153	237
Other operating income	—	—	(1)
Total	(2)	333	771

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Adjusting items included in profit from operations (continued)
(b) Amortisation and impairment of trademarks and similar intangibles
Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £108 million (30 June 2022: £161 million, 31 December 2022: £285 million) is included in depreciation, amortisation and impairment costs in the income statement.
(c) Assets classified as held-for-sale
On 11 March 2022, the Group announced its intention to transfer BAT Russia in compliance with international and local laws; as described on page 15. Due to operational dependencies between BAT Russia and BAT Belarus, it has been decided that the Belarusian business will be included in any transaction. Upon completion, the Group will no longer have a presence in Russia or Belarus. The Group is working as quickly as possible to transfer the businesses.
At the date of writing, no agreement to transfer the shares in these subsidiaries has been entered into. Further, any transaction that is agreed will be subject to regulatory approvals. In accordance with IFRS, the assets of these subsidiaries comprising £189 million of property, plant and equipment and other non-current assets, £345 million of trade and other receivables, £364 million of cash and cash equivalents and £180 million of other current assets principally relating to inventories, have been classified as held-for-sale at 30 June 2023 and presented as such on the balance sheet at an estimated recoverable value (fair value less costs to sell). In addition, £8 million of borrowings and £299 million of trade creditors and other current liabilities have been classified as held-for-sale at 30 June 2023. Impairment charges of £554 million and associated costs of £58 million were recognised in the Income Statement as adjusting items in 2022. In addition, another £17 million of associated costs were recognised in the Income Statement as adjusting items in the first six months of 2023. No amendments to the recorded impairment charge were deemed necessary as at 30 June 2023. The assessment of recoverable value has taken into account a range of internal assumptions, including those regarding the impact, extent and duration of sanctions, likely transaction terms, the likelihood of any consideration being significantly deferred, potentially impacting the ability to remit funds, and ongoing macro-economic developments, such as the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a very high degree of volatility and uncertainty and therefore may change up until the final value can be determined, based on an actual transaction.
On completion of the transaction, certain other items, including foreign exchange previously recognised in the Statement of Other Comprehensive Income (which was £500 million at 30 June 2023), will be reclassified to the Income Statement in the period in which completion occurs. The financial impact of these items will also be treated as non-cash, adjusting items.
The following is a reconciliation between the total assets available for sale and their estimated recoverable amount (fair value less costs to sell):

At 30 June 2023	£m
Total assets held-for-sale*	1,088
Impairment of non-current assets held-for-sale - Russia and Belarus	(189)
899
Excess impairment beyond non-current assets held-for-sale - Russia and Belarus	(365)
Assets held-for-sale*	534
*    Includes £9 million of assets held-for-sale in territories other than Russia and Belarus.
Also included in 2023 is a credit of £1 million (30 June 2022: charge of £1 million) related to the sale of the Group’s Iranian business, which was completed in 2021.
(d) Other
In 2023, the Group benefited from a net credit of £37 million (30 June 2022: net charge of £515 million) of other adjusting items. These included:
–A charge of £66 million (30 June 2022: £450 million) recognised in respect of the DOJ and OFAC investigations into alleged historical breaches of sanctions (see page 14);
–A credit of £147 million (30 June 2022: £nil million) in respect of calculation of excise on social contributions in Brazil;
–A credit of £13 million (30 June 2022: £nil million) related to the calculation of VAT on social contributions in Brazil;
–A credit of £15 million in the first half of 2022 in respect of a settlement gain related to the partial buy-out of the U.S. pension fund; and
–Other costs of £57 million (30 June 2022: £80 million). In 2023, this mainly related to litigation costs including Engle progeny cases
(30 June 2022: £104 million, partly offset in the first half of 2022 by a credit of £24 million related to a favourable resolution in respect of MSA litigation in the state of Illinois).

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Adjusting items included in profit from operations (continued)
(e) Ongoing impairment review of assets
The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. In preparing the Half-Year Report for the six months ended 30 June 2023, the Group has assessed if any impairment indicators exist requiring a further detailed impairment assessment to be undertaken.
On 28 April 2022, the FDA announced a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, consistent with their previously stated timeline. Management noted that the proposal of a product standard does not itself constitute a ban on menthol in cigarettes given the proposed standard is still required to go through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management incorporated the anticipated impacts of a proposed product standard within the 2022 year-end impairment assessment and noted that there have been no developments since
31 December 2022 that would indicate a potential trigger for impairment.
Further to this, on 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. Management noted that the FDA announcement does not itself constitute restrictions on nicotine levels in cigarettes, and any proposed regulation would need to be introduced through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. As of 30 June 2023, no proposed product standard had been announced. However, Management will continue to monitor its progress and its impact (if any) on the Cash Generating Unit's ("CGU") Value-in-Use.
During 2023, macro-economic pressures intensified within the U.S. market resulting in higher than anticipated combustible volume declines in the first half of the year, especially in the premium segment. However, these impacts are expected to dissipate within the short-term, as the macro-economic pressures normalise, and therefore do not impact the longer term outlook for the Reynolds American Inc. ("Reynolds") CGU. Additionally, New Categories have continued delivering a strong performance, especially in Vapour with the potential for enforcement action on disposable synthetic nicotine vape products by the FDA, expected to bring further growth to the Group's U.S. Vapour business. While the Reynolds CGU is facing headwinds in 2023, Management has not identified an impairment trigger in relation to either the Reynolds CGU or its indefinite-lived brand intangibles. However, in relation to Camel Snus, while its performance in the first half of 2023 indicated no potential impairment triggers, Management continues to monitor its performance, given it remains highly sensitive to movements in key assumptions.
In December 2022, the sale of most tobacco products with characterising flavours (including menthol) other than tobacco were banned in the state of California. The impact of such ban does not present an indicator of a potential impairment for Reynolds goodwill or any of the indefinite-lived intangibles.
As part of the standard year-end impairment process, a detailed impairment review will be undertaken for all CGUs in line with IAS 36 Impairment of Assets. This will include the entire Reynolds portfolio (including Newport and Camel) to ensure the book values remain supportable.

Adjusting items included in net finance costs
In the six months ended 30 June 2023, the Group incurred adjusting items within net finance costs of £23 million (30 June 2022:
£41 million).
This included interest of £28 million (30 June 2022: £13 million) in relation to the FII GLO, as described on page 39.
In the six months to 30 June 2022, the Group recognised £28 million of foreign exchange arising from the revaluation of foreign currency balances held in Russia and Belarus that due to the proposed transfer of the Group’s Russian and Belarusian businesses do not qualify for hedge accounting. There was no equivalent charge in the first six months of 2023.
All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 36.

Adjusting items included in results of associates and joint ventures
Adjusting items included in results of associates and joint ventures was a charge of £15 million in the first six months of 2023 (30 June 2022: £62 million), mainly related to:
–A gain of £16 million (30 June 2022: £8 million gain) as the Group’s interest in ITC decreased from 29.19% in 2022 to 29.12% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a deemed partial disposal; and
–An impairment charge with respect to the investment in Organigram. Management assessed the carrying value of the Group’s investment in Organigram Holdings Inc., due to the continued deterioration in the investment's market capitalisation which Management identified as an impairment trigger. As part of this exercise, Management took into consideration:
–Organigram’s share price as at 30 June 2023;
–internal value-in-use calculations;
–external trading multiples; and
–broker forecasts.
As a result of this analysis, it was concluded that a further impairment charge of £35 million (or £33 million net of tax) was required against the carrying value of the investment in associate, with the recoverable amount as at 30 June 2023 being £33 million. In 2022, the Group recorded an impairment charge of £65 million (or £59 million net of tax) against the carrying value of Organigram Holdings Inc.
The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 36.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Adjusting items included in taxation
The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.
Adjusting items in 2023 included a charge of £10 million (30 June 2022: £6 million) relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates.
The adjusting tax item also includes £8 million (30 June 2022: £105 million) in respect of the taxation on other adjusting items, which are described on pages 29 to 32.
Refer to page 39 for the Franked Investment Income Group Litigation Order update.
As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 36.

Liquidity
The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling
12-month period. As at 30 June 2023, the average centrally managed debt maturity of bonds was 9.5 years (30 June 2022: 10.1 years;
31 December 2022: 9.9 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.5% (30 June 2022: 18.3%; 31 December 2022: 18.6%).
The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (negative outlook), respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.
In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 30 June 2023, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 14:86 (30 June 2022: 19:81; 31 December 2022: 12:88). On a net debt basis, after offsetting liquid assets, the relevant ratio of floating to fixed rate borrowings was 5:95 (30 June 2022: 10:90; 31 December 2022: 3:97). Excluding cash and other liquid assets in Canada, which are subject to certain restrictions under CCAA protection, the ratio of floating to fixed rate borrowings was 9:91 (30 June 2022: 13:87; 31 December 2022: 7:93).
The Group is party to the ISDA fallback protocol and, in January 2022, it automatically replaced GBP LIBOR with an economically equivalent interest rate referencing SONIA for derivatives on their reset date.
Available facilities
It is Group policy that short-term sources of funds (including drawings under both the US$4 billion U.S. commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 30 June 2023, commercial paper of £269 million was outstanding (30 June 2022: £727 million drawn; 31 December 2022: £27 million). Cash flows relating to commercial paper issuances with maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
At 30 June 2023, the Group had access to a £5.5 billion revolving credit facility. This facility was undrawn at 30 June 2023. In March 2023, the Group refinanced the £2.7 billion 364-day tranche of the revolving credit facility at the reduced amount of £2.5 billion, maturing in March 2024 with two one year extension options, and a one year term out option. Additionally, £3.0 billion of the five-year tranche remains available until March 2025, with £2.85 billion extended to March 2026 and £2.5 billion extended to March 2027. During the first six months of 2023, the Group extended short-term bilateral facilities totalling £2.9 billion. As at 30 June 2023, £1.5 billion was drawn on a short-term basis with £1.4 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
Issuance, drawdowns and repayments in the period
–In January 2023, the Group repaid a €750 million bond at maturity;
–In February 2023, the Group accessed the Euro market under its EMTN Programme, raising a total of €800 million; and
–In May 2023, the Group repaid a US$48 million bond at maturity.
The Group has debt maturities of around £4 billion annually in the next two years. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Cash Flow
Net cash generated from operating activities
Net cash generated from operating activities in the IFRS cash flows on page 27 includes the following items:

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Profit for the period	4,035	1,938	6,846
Taxation on ordinary activities	1,268	1,123	2,478
Share of post-tax results of associates and joint ventures	(289)	(200)	(442)
Net finance costs	921	817	1,641
Profit from operations	5,935	3,678	10,523
Adjustments for:
– depreciation, amortisation and impairment costs	480	659	1,305
– increase in inventories	(357)	(437)	(246)
– (increase)/decrease in trade and other receivables	(425)	41	(42)
– decrease in Master Settlement Agreement payable	(897)	(859)	(145)
– increase/(decrease) in trade and other payables	347	(84)	3
– decrease in retirement benefit liabilities	(55)	(56)	(110)
– (decrease)/increase in other provisions for liabilities	(535)	399	643
– other non-cash items	29	989	606
Cash generated from operating activities	4,522	4,330	12,537
Dividends received from associates	202	171	394
Tax paid	(1,349)	(1,280)	(2,537)
Net cash generated from operating activities	3,375	3,221	10,394
Net cash generated from operating activities increased by £154 million, primarily driven by the realisation of tax credits in Brazil (related to the previously disclosed VAT on social contributions) and higher dividends received from the Group's associate ITC. These were partly offset by lower receivables factoring across the Group, lower working capital in APMEA and higher payments of tax. Included within net cash generated from operating activities were litigation payments of £179 million (30 June 2022: £31 million) which included, in both 2023 and 2022, payments in respect of Engle and, in 2023, payments related to the settlement of the investigation by the FCCPC in Nigeria, as described on page 38.
Expenditure on research and development was approximately £194 million for the six months to 30 June 2023 (30 June 2022: £150 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.
Net cash from investing activities
Net cash from investing activities was £41 million, an improvement of £249 million from the same period last year when it was an outflow of £208 million. The improvement was largely due to a net inflow of £110 million (30 June 2022: £93 million net outflow) from short-term investment products, including treasury bills. Purchases of property, plant and equipment were largely in line with 2022, at £110 million (30 June 2022: £99 million).
Included within investing activities is gross capital expenditure. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2023, the Group invested £130 million, a decrease of 5.9% on the prior year (30 June 2022: £138 million). The Group now expects gross capital expenditure in 2023 of approximately £550 million mainly related to the ongoing investment in the Group’s operational infrastructure, including the expansion of our New Categories portfolio.
Net cash used in financing activities
Net cash used in financing activities was an outflow of £3,023 million in 2023 (30 June 2022: £2,389 million outflow). The total outflow includes:
–The payment of the dividend of £2,479 million (30 June 2022: £2,476 million);
–Higher interest paid in the period of £855 million (30 June 2022: £746 million), driven by higher interest charges as new debt issued replaced cheaper debt on maturity;
–The net issuance of borrowings in 2023 of £1,004 million compared to a net issuance of borrowings in the six months to 30 June 2022 of £2,075 million;
–An outflow of £429 million related to derivatives (30 June 2022: inflow of £253 million); and
–In the first six months of 2022, an outflow of £1,256 million in respect of the 2022 share buy-back programme.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Fair value measurements and valuation processes
The Group held certain financial instruments at fair value at 30 June 2023. The definitions and valuation techniques employed for these as at 30 June 2023 are consistent with those used at 31 December 2022 and disclosed in Note 26 on pages 261 to 265 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022:
–Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
–Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.
–The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.
While the carrying values of assets and liabilities at fair value have changed since 31 December 2022, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 Financial Instruments has not materially changed. The values of level 1 assets and level 3 assets are £361 million and £200 million, respectively, at 30 June 2023 (30 June 2022: £506 million and £120 million, respectively, and 31 December 2022: £514 million and £186 million, respectively).
Level 2 assets and liabilities are shown below.

	As at 30 June		As at 31 December
	2023	2022	2022
	£m	£m	£m
Assets at fair value
Derivatives relating to
– interest rate swaps	6	12	43
– cross-currency swaps	234	227	254
– forward foreign currency contracts	305	267	264
Assets at fair value	545	506	561

Liabilities at fair value
Derivatives relating to
– interest rate swaps	398	303	450
– cross-currency swaps	75	114	121
– forward foreign currency contracts	208	512	358
Liabilities at fair value	681	929	929
Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £36,945 million (30 June 2022: £39,491 million; 31 December 2022: £37,170 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

Related party disclosures
The Group’s related party transactions and relationships for 2022 were disclosed on pages 271 and 272 of the Annual Report and Accounts and Form 20-F for the year ended 31 December 2022.
In the six months ended 30 June 2023, apart from the collaboration with Organigram and the Group's investment in a new joint venture entity partly owned by Organigram (refer to page 15), there were no material changes in related parties or related party transactions to be reported.
In the six months ended 30 June 2022, apart from the investment in and collaboration with Organigram, there were no material changes in related parties or related party transactions to be reported.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Earnings per share
Basic earnings per share were up 117% to 176.6p (30 June 2022: 81.2p) driven by the improvement in operational performance and translational foreign exchange tailwinds (partly offset by higher net finance costs), whilst the prior period was impacted by higher one-off charges (mainly related to the proposed transfer of the Group's businesses in Russia and Belarus, the DOJ and OFAC investigations into suspicions of sanctions breaches and Quantum restructuring).
Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share increased 8.5% to 181.6p (30 June 2022: 167.4p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 5.3% higher at 176.3p. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 55.
Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In 2023, this was £22 million (30 June 2022: £23 million).

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Earnings attributable to owners of the parent	3,959	1,859	6,666
Coupon on perpetual hybrid bonds	(29)	(29)	(60)
Tax on coupon on perpetual hybrid bonds	7	6	11
Earnings	3,937	1,836	6,617
On 11 February 2022, the Company announced its intention to start a share buy-back programme of up to £2 billion. The programme ended in December 2022. As at 30 June 2022, the Company had repurchased 37,657,945 ordinary shares. The total number of shares repurchased during 2022 as part of the share buy-back programme was 59,541,862 ordinary shares. Total consideration for the repurchase of shares was £1.3 billion in the first half of 2022, and was recorded within retained earnings.
Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.
Earnings per share calculations are based upon the following :

		Reported		Adjusted		Headline
		Basic	Diluted	Basic	Diluted	Basic	Diluted
Six months to 30 June 2023
– Earnings	£m	3,937	3,937	4,062	4,062	3,980	3,980
– Shares	m	2,229	2,237	2,229	2,237	2,229	2,237
– Per share	p	176.6	176.0	182.2	181.6	178.6	177.9
Six months to 30 June 2022
– Earnings	£m	1,836	1,836	3,806	3,806	2,968	2,968
– Shares	m	2,262	2,273	2,262	2,273	2,262	2,273
– Per share	p	81.2	80.8	168.3	167.4	131.2	130.6
Year ended 31 December 2022
– Earnings	£m	6,617	6,617	8,420	8,420	7,499	7,499
– Shares	m	2,256	2,267	2,256	2,267	2,256	2,267
– Per share	p	293.3	291.9	373.2	371.4	332.4	330.8
British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Earnings per share (continued)
Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 29 to 32):

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	pence	pence	pence
Diluted earnings per share	176.0	80.8	291.9
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3.6	5.5	9.6
Effect of Brazil excise and VAT cases	(5.3)	—	(17.1)
Effect of disposal of subsidiaries	—	—	(0.3)
Effect of planned disposal of subsidiaries	0.7	42.0	26.4
Effect of charges in respect of DOJ and OFAC investigations	3.0	—	19.9
Effect of charges in respect of Nigerian FCCPC case	—	—	3.5
Effect of restructuring and integration costs	—	12.7	28.9
Effect of other adjusting items	1.9	21.9	5.2
Effect of adjusting items in net finance costs	0.6	1.5	1.2
Effect of associates’ adjusting items	0.7	2.7	4.1
Effect of adjusting items in respect of deferred taxation	0.4	0.3	(1.9)
Adjusted diluted earnings per share	181.6	167.4	371.4
Impact of translational foreign exchange	(5.3)	—	—
Adjusted diluted earnings per share translated at 2022 exchange rates	176.3	167.4	371.4
The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.
Diluted headline earnings per share are calculated by taking the following adjustments into account:

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	pence	pence	pence
Diluted earnings per share	176.0	80.8	291.9
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	3.0	8.8	15.5
Effect of losses on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	(0.4)	(0.1)	(0.7)
Effect of impairment of subsidiaries transferred to held-for-sale (net of tax)	—	40.9	23.7
Effect of foreign exchange reclassification from reserves to the income statement	—	0.6	0.3
Issue of shares and change in shareholding of an associate	(0.7)	(0.4)	0.1
Diluted headline earnings per share	177.9	130.6	330.8

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	Six months ended 30 June		Year ended 31 December
	2023	2022	2022
	£m	£m	£m
Earnings	3,937	1,836	6,617
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	68	199	352
Effect of losses on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	(8)	(2)	(16)
Effect of impairment of subsidiaries transferred to held-for-sale (net of tax)	(1)	929	538
Effect of foreign exchange reclassification from reserves to the income statement	—	14	5
Issue of shares and change in shareholding of an associate	(16)	(8)	3
Headline earnings	3,980	2,968	7,499

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Contingent liabilities and financial commitments
The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 31 to the 2022 Annual Report and Accounts and Form 20-F and will be included in the 2023 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.
In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.
Taxes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.
There are disputes that are in or may proceed to litigation in a number of countries, including Brazil and the Netherlands. In relation to the Netherlands litigation, as described in the 2022 Annual Report and Accounts and Form 20-F on page 295, the initial trial covering the periods from 2014-2016 (with an aggregate potential net liability of £936 million at 31 December 2022) has taken place and judgments from the District Court of North Holland are pending. The judgments may be subject to further appeal to the High Court.
The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.
Group litigation
Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.
Canada
In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £5.9 billion) and CAD$118 billion (approximately £70 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £166 billion) and CAD$630 billion (approximately £374 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £196 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 billion (approximately £5.6 billion) and CAD$10.9 billion in damages (approximately £6.5 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 has been delayed. No new trial date has been set.
In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec class actions. ITCAN’s share of the judgment is approximately CAD$9.2 billion (approximately £5.5 billion). As a result of this judgment, the attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million (approximately £451 million) on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application, ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “stays”). The stays are currently in place until 29 September 2023. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company. The parties continue to work towards a plan of arrangement or compromise in a confidential mediation (by order of the Court) as part of the CCAA process. The length and ultimate outcome of the CCAA process, including the resolution of the underlying legal proceedings, remains uncertain.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Contingent liabilities and financial commitments (continued)
U.S. - Engle
As at 30 June 2023, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (RJRT), Lorillard Tobacco Company (Lorillard Tobacco) and Brown & Williamson Holdings, Inc., had collectively been served in 521 pending Engle progeny cases filed on behalf of approximately 642 individual plaintiffs. Many of these are in active discovery or nearing trial. In the first half of 2023, RJRT or Lorillard Tobacco paid judgments in four Engle progeny cases. Those payments totalled approximately US$25.0 million (approximately £19.7 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest. In addition, from
1 January 2021 to 30 June 2023, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco for US$58.3 million (approximately £46 million) in compensatory damages (as adjusted) and US$23.1 million (approximately £18 million) in punitive damages. A majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £157 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds.
Fox River
In January 2017, NCR Corporation (NCR) and Appvion entered into a Consent Decree with the U.S. Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017. The U.S. Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (PRPs) against NCR were dismissed. On 3 January 2019, the U.S. Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments in the period of £4 million, with the provision standing at £50 million at 30 June 2023 (30 June 2022: £59 million; 31 December 2022: £54 million) after disbursements.
In July 2016, the High Court ruled in favour of BAT Industries p.l.c. (Industries), stating that a dividend of €135 million (approximately £115.8 million) paid by Windward Prospects Limited (Windward) to Sequana S.A. (Sequana) in May 2009 was a transaction made with the intention of putting assets beyond the reach of Industries and of negatively impacting its interests. On 10 February 2017, following a hearing in January 2017 to determine the relief due, the Court found in favour of Industries, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £145.5 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the UK Supreme Court. Both parties applied directly to the UK Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI 2014 LLC (BTI), a Group subsidiary, was granted permission to appeal to the Supreme Court in respect of its claims against the former Windward directors (who authorised the dividend payments to Sequana). On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal took place before the Supreme Court on 4 and 5 May 2021, and, on 5 October 2022, the Supreme Court handed down its judgment, dismissing BTI's appeal. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. In May 2019, Sequana was placed into formal liquidation proceedings. No payments have been received from Sequana.
Kalamazoo
Georgia-Pacific, a designated PRP in respect of the Kalamazoo River in Michigan, also pursued NCR in relation to remediation costs caused by PCBs released into that river. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).
Following further litigation, on 11 December 2019, NCR announced that it had entered into a Consent Decree with the U.S. Government and the State of Michigan (subsequently approved by the Michigan Court on 2 December 2020), pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £204 million). The Consent Decree also provides for the payment by NCR of an outstanding judgment against it of approximately US$20 million (approximately £16.6 million) to Georgia-Pacific.
The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It may well exceed the amounts payable on the face of the Consent Decree.
On 10 February 2023, NCR filed a complaint in the United States District Court for the Southern District of New York against Industries, seeking a declaration that Industries must compensate NCR for 60% of any costs NCR incurs relating to the Kalamazoo River site on the asserted basis that the Kalamazoo River constitutes a ‘Future Site’ for the purposes of a 1998 Settlement Agreement between it, Appvion and Industries. On 23 June 2023, Industries filed its answer and counterclaims in the proceedings.
Investigations
There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in the Netherlands and Nigeria.
In regards to the previously disclosed investigation by the Nigerian Federal Competition and Consumer Protection Commission (FCCPC) into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act, a consent order was entered into between the FCCPC and British American Tobacco (Holdings) Limited, British American Tobacco (Nigeria) Limited and British American Tobacco Marketing (Nigeria) Limited in December 2022, terminating the investigation and associated proceedings, replacing the previous Final Order. Amongst other measures, the Final Order includes provision for the payment in Naira of a penalty equivalent to US$110 million (approximately £86.5 million) and the Group's Nigerian subsidiaries will be subject to a two-year monitorship.
From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, against Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities’ investigations, where appropriate. For instance, British American Tobacco Italia SpA has been charged with administrative offences in Florence, Italy in a case against a large number of individual and corporate defendants. This relates to potential allegations of failure to supervise or take appropriate steps to prevent alleged corruption by two (now former) employees. Any financial penalty is not thought likely to be material.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Contingent liabilities and financial commitments (continued)
Investigations (continued)
On 25 April 2023, the Group announced that it had reached an agreement with the DOJ and OFAC to resolve previously disclosed investigations into suspicions of sanctions breaches. These concerned business activities relating to the Democratic People’s Republic of Korea between 2007 and 2017. British American Tobacco p.l.c. entered into a three-year deferred prosecution agreement ("DPA") with the DOJ and a civil settlement agreement with OFAC. The DOJ’s charges against the Company - one count of conspiring to commit bank fraud and one count of conspiring to violate sanctions laws - were filed and will later be dismissed if the Company abides by the terms of the DPA. In addition, a BAT subsidiary in Singapore, British-American Tobacco Marketing (Singapore) Private Limited, pleaded guilty to the same charges. The total amount payable to the U.S. authorities is $635 million plus interest, which will be paid by British American Tobacco p.l.c.
Summary
Having regard to all these matters, with the exception of Fox River, Quebec, and the DOJ and OFAC investigations, the Group does not consider it appropriate to make any provision or accrual in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle progeny cases, certain U.S. individual smoking and health cases and the DOJ medical reimbursement/corrective statement case.
Full details of the litigation against Group companies and tax disputes as at 30 June 2023 will be included in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2023. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2023 that would impact the financial position of the Group.

Franked Investments Income Group Litigation Order
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the FII GLO. There were 17 corporate groups in the FII GLO as at 30 June 2023. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned issues relating to the type of claims BAT is entitled to bring. Applying that judgment reduces the value of the FII GLO claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.
During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the income statement in the current or prior period in respect of the receipt (being net £0.9 billion) which is held within trade and other payables. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £28 million for the six months ended 30 June 2023 (30 June 2022: £13 million) accruing on the balance, which was also treated as an adjusting item. Further information on FII GLO is described in Note 10 to the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022, page 220.
The final resolution of all issues in the litigation is likely to take a number of years. The Group made an interim repayment to HMRC of £50 million in 2022 and intends to make further interim repayments in future periods.

Retirement benefit schemes
The Group’s subsidiary undertakings operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes in various jurisdictions, with its most significant arrangements being in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the current service cost.
Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.
The overall net asset for all pension and healthcare schemes in Group subsidiaries amounted to £146 million at 30 June 2023, compared to a net asset of £51 million at 31 December 2022 (30 June 2022: £111 million).

Post balance sheet event
On the 24 July 2023, ITC Ltd., a Group associate, announced the proposal of a demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity will be held directly by ITC's shareholders proportionate to their shareholding in ITC. Approval for this demerger is being sought at a meeting scheduled for 14 August 2023. The announcement of this proposed demerger does not impact the half-year accounts for the period ending 30 June 2023.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Summarised financial information
The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared in accordance with Section 3-10 of Regulation S-X in respect of the guarantees of:
–US$11.00 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds, including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);
–US$12.15 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 17 July 2019;
–US$2.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on 17 July 2019; and
–US$0.6 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 1 July 2022, pursuant to which the Company, BATCAP or BATIF may issue an indefinite amount of debt securities.
As of 28 July 2020, all relevant Group entities suspended their reporting obligations with respect to the US$7.7 billion (30 June 2022 and 31 December 2022: US$7.7 billion) of RAI unsecured notes and US$22.1 million (30 June 2022 and 31 December 2022: US$40.9 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.
As described below, Reynolds American Inc. (Reynolds American/RAI) is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN (as defined below), will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor, does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT's most recent publicly released interim or annual consolidated financial statements.
Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.
Note: The following summarised financial information reports the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary U.S. GAAP-based financial statements and information.
The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:
a.British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;
b.B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;
c.B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;
d.B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;
e.Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and
f.British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.
In accordance with Section 13-01 of Regulation S-X, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The “BATHTN” column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (‘BATHTN’) is not an issuer nor a guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represent share capital acquired in relation to or issued by subsidiary undertakings.
In the case of debt securities that may be issued by BAT p.l.c., BATCAP or BATIF under an indenture to be entered into (the “2022 Indenture”) and referred to in the registration statement in Form F-3 (Registration No. 333-265958), one or more of BATCAP, BATIF, BATNF and RAI may guarantee such debt securities to the extent specified in the applicable supplemental indenture to the 2022 Indenture. In addition, BAT p.l.c. will be a parent guarantor in respect of any debt securities issued by BATCAP or BATIF under the 2022 Indenture.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Summarised financial information (continued)

Six months ended 30 June 2023	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(521)	—	(1)	—	15	4
Dividend income	—	—	1	—	2,276	—
Net finance income/(costs)	244	(96)	567	—	(267)	—
Loss/(profit) before taxation	(277)	(96)	567	—	2,024	4
Taxation on ordinary activities	—	(2)	7	—	64	(1)
Loss/(profit) for the period	(277)	(98)	574	—	2,088	3

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(513)	—	(8)	—	25	3
Transactions with non-issuer/non-guarantor subsidiaries net finance income	144	267	802	7	60	—
Dividend income from non-issuer/non-guarantor subsidiaries	—	—	1	—	2,276	—

Six months ended 30 June 2022	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(5)	—	—	—	8	1
Dividend income	—	—	—	—	2,014	—
Net finance income/(costs)	113	(29)	(118)	—	(227)	—
Profit/(loss) before taxation	108	(29)	(118)	—	1,795	1
Taxation on ordinary activities	—	(19)	2	—	51	(1)
Profit/(loss) for the period	108	(48)	(116)	—	1,846	—

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(5)	—	—	—	26	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	11	381	136	—	14	—
Dividend income from non-issuer/non-guarantor subsidiaries	—	—	—	—	2,014	—

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements
Continued
Summarised financial information (continued)

As at 30 June 2023	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Balance Sheet
Non-current assets	1,917	19,834	2,425	2,135	335	47
Current assets	6,926	9,278	42,637	32	1,050	10
Non-current liabilities	1,580	18,960	13,863	2,135	9,396	12
Non-current borrowings	1,571	18,727	13,392	2,135	9,349	—
Other non-current liabilities	9	233	470	—	47	12
Current liabilities	575	10,092	28,811	31	1,225	3
Current borrowings	32	10,023	28,277	31	650	2
Other current liabilities	543	69	534	—	575	1

Intercompany transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	6,835	16,171	42,313	—	662	9
Amounts due to non-issuer/non-guarantor subsidiaries	6	2,988	22,608	—	36	2
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	25,253	1,522

As at 31 December 2022	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Balance Sheet
Non-current assets	1,917	20,962	2,480	1,500	405	45
Current assets	9,166	7,947	42,748	22	1,135	8
Non-current liabilities	1,580	20,018	14,058	1,500	10,094	12
Non-current borrowings	1,572	19,762	13,510	1,500	10,033	—
Other non-current liabilities	8	256	548	—	61	12
Current liabilities	55	8,749	29,379	21	1,011	1
Current borrowings	23	8,657	28,525	21	568	1
Other current liabilities	32	92	854	—	443	—

Intercompany transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	9,117	17,003	42,752	—	700	8
Amounts due to non-issuer/non-guarantor subsidiaries	5	3,890	22,702	—	34	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	26,690	1,573

Perpetual hybrid bonds
In 2021, BAT p.l.c. issued two €1 billion of perpetual hybrid bonds which were classified as equity as there is no contractual obligation to either repay the principal or make payments of interest. Further information on perpetual hybrid bonds is described in note 22 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2022, page 255. BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:

	As at 30 June		As at 31 December
	2023	2022	2022
	£m	£m	£m
Total Equity
Share capital	614	614	614
Share premium	112	112	113
Perpetual hybrid bonds	1,685	1,685	1,685
Other Equity	31,511	29,956	34,270

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Non-financial Key Performance Indicators (KPIs)
Volume
Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:
–Factory-made cigarettes (FMC) – sticks, regardless of weight or dimensions;
–Roll-Your-Own/Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;
–Traditional Oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;
–Modern Oral – pouches, being 1:1 conversion to stick equivalent;
–Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and
–Vapour – pods and 10 millilitre bottles. There is no conversion to a stick equivalent.
Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.
Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.
Volume share
Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, Modern Oral, Vapour, Traditional Oral, total oral or cigarette. Except when referencing particular markets, volume share is based on our key markets, excluding Russia (representing around 70% of the Group’s cigarette and THP volume).
Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors/wholesalers.
Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.
Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, volume share for 2023 is year-to-date May 2023 unless otherwise stated.
However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, June 2023).
Value share
Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our key markets, excluding Russia (representing around 80% of the Group’s cigarette and THP value).
Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).
Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.
Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. Due to the timing of available information, value share for 2023 is year-to-date May 2023 unless otherwise stated.
However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, June 2023).
Price mix
Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).
This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, in the six months to June 2023 (compared to the same period in the prior year) the increase in combustibles revenue (excluding translational foreign exchange movements) of 0.2%, with a decline in combustibles volume of 5.8%, leads to a price mix of 6.0%. No assumptions underlie this metric as it utilises the Group’s own data.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued
Non-financial Key Performance Indicators (KPIs) (continued)
Consumers of Non-Combustible products
The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties, including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as “poly users”.
The number of Non-Combustible products consumers is used by management to assess the number of consumers using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.
The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Our products
The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units. There is no conversion to a stick equivalent for vapour products.
The conversion rates that are applied:

Equivalent to one cigarette
Tobacco Heat sticks	1 heat stick
Cigars	1 cigar (regardless of size)
Oral
– Pouch	1 pouch
– Moist Snuff	2.8 grams
– Dry Snuff	2.0 grams
– Loose leaf, plug, twist	7.1 grams
Pipe tobacco	0.8 grams
Roll-your-own	0.8 grams
Make-your-own
– Expanded tobacco	0.5 grams
– Optimised tobacco	0.7 grams
Roll-your-own (RYO)
Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.
Make-your-own (MYO)
MYO expanded tobacco; also known as volume tobacco.
Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.
MYO non-expanded tobacco; also known as optimised tobacco.
Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued
Additional information
British American Tobacco is one of the world's leading consumer products businesses, with brands sold across the world. We have strategic combustible and THP brands – including Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, glo, Newport (in the U.S.), Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of reduced-risk products*†. We hold robust market positions in each of our regions and have leadership positions in more than 50 markets.
References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.
*    Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†    Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Publication of Half-Year Report
This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.
Copies of the announcement may also be obtained by contacting: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; or (4) Citibank Shareholder Services. Contact details are set out on page 47.
Annual Report: Statutory accounts
The information contained within this report for the year ended 31 December 2022 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. A copy of the statutory accounts for the year 2022 has been delivered to the Registrar of Companies. The auditor’s report on the 2022 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under Section 498(2) or (3) of the Companies Act 2006.

Shareholder Information
Financial calendar

Event
Pre-close Trading Update	December 2023
Preliminary Statement 2023	08 February 2024
Proposed dates for quarterly dividend payments for the year ending 31 December 2023

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last Day to Trade (LDT) cum-dividend (JSE)	18 March	25 June	23 September	17 December
Shares commence trading ex-dividend (JSE)	19 March	26 June	25 September	18 December
Shares commence trading ex-dividend (LSE and NYSE)	21 March	27 June	26 September	19 December
Record date (JSE, LSE and NYSE)	22 March	28 June	27 September	20 December
Payment date (LSE and JSE)	2 May	2 August	1 November	3 February 2025
ADS payment date (NYSE)	7 May	7 August	6 November	6 February 2025
Notes:
1.All dates are 2024, unless otherwise stated.
2.A complete timetable for the quarterly dividend payments for the year ending 31 December 2023 and the declared amount will be included in the Preliminary Results Announcement in February 2024.
3.The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliation

Other Information
Continued
Forward-looking statements and other matters
This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.
In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) certain statements in the Half-Year summary and the Chief Executive Statement (both on page 1); (ii) certain statements in the Group Operating Review (pages 2 to 4); (iii) certain statements in the Category Performance Review (pages 5 to 6); (iv) certain statements in the Regional Review section (pages 7 to 9); (v) certain statements in the Other Financial Information section (pages 10 to 13); (vi) certain statements in the Other Information (including Dividends) section (pages 14 to 18); (vii) certain statements in the Notes to the Unaudited Interim Financial Statements section (pages 28 to 42), including the Liquidity and Contingent liabilities and financial commitments sections; and (viii) certain statements in the Other Information section (pages 43 to 46).
These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook," "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; direct and indirect adverse impacts associated with Climate Change and the move towards a Circular Economy; and Cyber Security caused by the heightened cyber-threat landscape, the increased digital interactions with consumers and changes to regulation.
A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, "Group Principal Risks" and "Group Risk Factors" in the 2022 Annual Report and Accounts and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.
No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.
All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.
Our Vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, Camel Snus and Granit, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without Agency clearance.

P McCrory
Secretary
25 July 2023

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliation

Other Information
Continued
Corporate information
British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.
Registered office
Globe House, 4 Temple Place, London, WC2R 2PG, UK
tel: +44 20 7845 1000
Premium listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
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Representative office in South Africa
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PO Box 631, Cape Town 8000, South Africa
tel: +27 21 003 6712
American Depositary Receipts (ADRs)
NYSE (Symbol: BTI; CUSIP Number: 110448107)
BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.
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Publications
British American Tobacco Publications
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BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliation

Glossary and Definitions
The following is a summary of the key terms used within this report:

Term	Definition
AME	Americas (excluding U.S.) and Europe . The key markets are: Argentina, Belgium, Brazil, Bulgaria, Canada, Chile, Colombia, Czech Republic, Denmark, France, Germany, Greece, Hungary, Italy, Mexico, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, Ukraine, the UK.
APMEA	Asia Pacific, Middle East and Africa . The key markets are: Algeria, Australia, Bangladesh, Egypt, Gulf Cooperation Council (inc the Kingdom of Saudi Arabia (Saudi Arabia)), Japan, Kazakhstan, Malaysia, Morocco, New Zealand, Nigeria, Pakistan, South Africa, South Korea, Taiwan, Vietnam.
British American Tobacco, BAT, Group, we, us and our	When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.
Carbon Dioxide equivalent emissions
Carbon Dioxide equivalent (CO2e) emissions include CO2, CH4 and N2O and are reported where we have operational control. We do not include data on other GHG emissions (HFCs, PFCs, SF6 and NF3) as they are estimated to be insignificant.

Cigarette	Factory-made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.
Circular Economy	The circular economy is a model of production and consumption, which involves sharing, leasing, reusing, repairing, refurbishing and recycling existing materials and products as long as possible.
Combustibles	Cigarettes and OTP.
Constant Currency/Constant rates	Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.
Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union.
Double Materiality Assessment	Although financial materiality has been considered in the development of our Double Materiality Assessment (“DMA”), our DMA and any related conclusions as to the materiality of sustainability or ESG matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.
Emerging Markets	Those markets not defined as Developed Markets.
GTR	Global Travel Retail.
Key markets
The key markets are: Algeria, Argentina, Australia, Bangladesh, Belgium, Brazil, Bulgaria, Canada, Chile, Colombia, the Czech Republic, Denmark, Egypt, France, Germany, Greece, Gulf Cooperation Council (including Saudi Arabia), Hungary, Italy, Japan, Kazakhstan, Malaysia, Mexico, Morocco, Netherlands, New Zealand, Nigeria, Pakistan, Poland, Romania, Russia, South Africa, South Korea, Spain, Switzerland, Turkey, Taiwan, Ukraine, the United Kingdom, the United States, Vietnam.

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus.
New Categories	Includes Vapour, THP and Modern Oral.
Non-Combustibles	New Categories plus Traditional Oral.
Organic	Performance presented excluding businesses sold or acquired that may significantly affect the users understanding of the Group's performance when compared across periods. Organic measures exclude the performance of such businesses in the current and comparator periods to ensure like-for-like assessment across all periods. In 2023, organic measures exclude the performance of Russia and Belarus as those businesses (in aggregate) were deemed to be significant to the users' understanding of the financial performance. In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the users' understanding of that year or subsequent years financial performance, management did not treat the sale of Iranian business as an organic adjustment.
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos.
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency.
Reduced risk†	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (U.S.), Natural American Spirit (U.S.), Camel (U.S.), glo and Neo.
Strategic Portfolio	Comprises strategic combustibles (Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (U.S.), Natural American Spirit (U.S.), Camel (U.S.)), strategic traditional oral (Grizzly) and New Categories (Vuse, glo, Velo).
Tobacco Supply Chain	Our goals cover all tobacco used in our combustibles and THP products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our strategic third-party suppliers, representing over 80% of the tobacco purchased by volume in 2022 and defined in this document as ‘Tobacco Supply Chain’.
Top 5/T5 Vapour markets
Being the top 5 markets for industry Vapour sales by revenue – U.S., Canada, UK, France and Germany. These markets represent an estimated c.80% (2022: c.80%) of global closed system revenue (being rechargeable closed systems and disposables).

Top 5/T5 Modern Oral markets	Being the top 5 markets for industry Modern Oral sales by revenue – U.S., Sweden, Norway, Denmark and Switzerland. These markets represent c.85% (2022: c.85%) of global industry Modern Oral revenue.
Top 12/T12 THP markets
Being the top 12 markets (excluding Russia) for industry THP volume – Japan, South Korea, Italy, Greece, Hungary, Kazakhstan, Ukraine, Poland, Switzerland, Romania, Malaysia and the Czech Republic. These markets account for c.70% of Global industry THP volume in 2022.

THP	Tobacco Heating Products (i.e., the devices, which include glo and our hybrid products) or Tobacco Heated Products (i.e., the consumables used by Tobacco heating product devices).
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens).
U.S.	United States of America (a key market).
Value share	Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our key markets (representing around 80% of the Group's cigarette and THP value).
Volume share	Offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our key markets. The Group’s key markets represent around 70% of the Group’s cigarette and THP volume.
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, ViP and Ten Motives.
† Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Reconciling volume to organic volume

Group Volume
Six months ended 30 June	2023				2022
	Reported	Inorganic adjust's	Organic	Organic growth %	Reported	Inorganic adjust's	Organic
New Categories:
Vapour (mn 10ml/pods)	319	—	319	+9.0%	292	—	292
THP (bn sticks)	12.1	(2.1)	10.0	+15.7%	11.0	(2.3)	8.7
Modern Oral (mn pouches)	2,348	(36)	2,312	+32.2%	1,770	(21)	1,749
Traditional Oral (bn sticks eq)	3	—	3	-15.9%	4	—	4
Cigarettes (bn sticks)	286.1	(17.6)	268.5	-4.7%	303.4	(21.5)	281.8
OTP (bn sticks)	7.3	—	7.3	-10.4%	8.2	—	8.2
Total Combustibles (bn sticks)	293.4	(17.6)	275.9	-4.9%	311.6	(21.5)	290.0
Memo: Cigarettes + THP (bn sticks)	298.2	(19.6)	278.5	-4.1%	314.4	(23.9)	290.5
Inorganic adjustments relate to businesses bought or sold, including those held-for-sale (being the Group's operations in Russia and Belarus). In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the users understanding of that year or subsequent years financial performance, Management did not treat the sale of Iranian business as an organic adjustment.
Analysis of profit from operations and diluted earnings per share by segment

Six months ended 30 June	2023
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Inorganic Adjs at CC2	Adjusted Organic at CC2
	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
U.S.	3,168	137	3,305	(175)	3,130	—	3,130
AME	1,767	(119)	1,648	(49)	1,599	(148)	1,451
APMEA	1,000	67	1,067	54	1,121	—	1,121
Total Region	5,935	85	6,020	(170)	5,850	(148)	5,702
Net finance costs	(921)	23	(898)	39	(859)
Associates and joint ventures	289	15	304	8	312
Profit before tax	5,303	123	5,426	(123)	5,303
Taxation	(1,268)	2	(1,266)	9	(1,257)
Non-controlling interests	(76)	—	(76)	(4)	(80)
Coupons relating to hybrid bonds net of tax	(22)	—	(22)	—	(22)
Profit attributable to shareholders	3,937	125	4,062	(118)	3,944
Diluted number of shares (m)	2,237		2,237		2,237
Diluted earnings per share (pence)	176.0		181.6		176.3

Six months ended 30 June	2022
	Reported	Adj Items[1]	Adjusted	Inorganic Adjs	Adjusted Organic
	£m	£m	£m	£m	£m
Profit from Operations
U.S.	2,801	335	3,136	—	3,136
AME	508	975	1,483	(93)	1,390
APMEA	369	657	1,026	—	1,026
Total Region	3,678	1,967	5,645	(93)	5,552
Net finance costs	(817)	41	(776)
Associates and joint ventures	200	62	262
Profit before tax	3,061	2,070	5,131
Taxation	(1,123)	(99)	(1,222)
Non-controlling interests	(79)	(1)	(80)
Coupons relating to hybrid bonds net of tax	(23)	—	(23)
Profit attributable to shareholders	1,836	1,970	3,806
Diluted number of shares (m)	2,273		2,273
Diluted earnings per share (pence)	80.8		167.4
Notes to the analysis of profit from operations above:
1.Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures
To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.
Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.
The principal non-GAAP measures which the Group uses are organic revenue, adjusted profit from operations, adjusted organic profit from operations, adjusted diluted earnings per share, adjusted net finance costs and adjusted taxation, which are before the impact of adjusting items and, in certain instances, inorganic adjustments and are reconciled from revenue, profit from operations, net finance costs, taxation, diluted earnings per share. The Group also uses adjusted share of post-tax results of associates and joint ventures, and underlying tax rate. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. Inorganic adjustments refer to the results of businesses that have been acquired, are due to be sold, or where there is an enduring structural change in performance which would have a significant impact on the users' understanding of the Group’s performance between periods. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted profit from operations, adjusted organic profit from operations, adjusted operating margin, adjusted organic operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. In addition, the Group also provides other non-GAAP measures of net debt which the Group uses to monitor its financial position. Additionally, the Group uses the non-GAAP measures of non controlling interest, coupons relating to hybrid bonds net of tax and profit attributable to shareholders.
The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Tobacco Heating Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Americas and Europe and Asia-Pacific, Middle East and Africa), and including on an organic basis. The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments. They are not presentations made in accordance with IFRS and should not be considered as an alternative to breakdowns of revenues determined in accordance with IFRS. Breakdowns of revenues by product category are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s breakdowns of revenues as determined in accordance with IFRS.
The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments (including on an organic basis) at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis (see page 15).
The Group also presents net debt, a non-GAAP measure, on page 12 and page 56. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for the Group’s measures of financial position as determined in accordance with IFRS.
Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2021 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 36.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)
The Group also presents the underlying tax rate, a non-GAAP measure, on page 10. The Group uses the underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in the Group’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.
Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.
Revenue and organic revenue, at constant rates of exchange
Definition: revenue before the impact of foreign exchange and inorganic adjustments.

Six months ended 30 June	2023	2022
	£m	£m
Revenue	13,441	12,869
Impact of translational foreign exchange	(240)
Revenue translated at 2022 exchange rates	13,201	12,869
Inorganic adjustments translated at 2022 exchange rates	(356)	(369)
Organic revenue translated at 2022 exchange rates	12,845	12,500
Revenue (and organic revenue) by Product Category, including New Categories, at constant rates of exchange
Definition: revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange and inorganic adjustments. These measures enable users of the financial statements to compare the Group’s business performance across and with reference to the Group’s investment activity.

Six months ended 30 June	2023					2022
Group Revenue	Reported	Impact of exchange	Revenue at CC	Inorganic Adjs at CC	Organic revenue at CC	Reported	Inorganic Adjs	Organic revenue
	£m	£m	£m	£m	£m	£m		£m
New Categories	1,656	(31)	1,625	(60)	1,565	1,283	(60)	1,223
Vapour	866	(29)	837	—	837	617	—	617
THP	550	(3)	547	(57)	490	497	(58)	439
Modern Oral	240	1	241	(3)	238	169	(2)	167
Traditional Oral	571	(27)	544	—	544	598	—	598
Non-Combustibles	2,227	(58)	2,169	(60)	2,109	1,881	(60)	1,821
Combustibles	10,967	(171)	10,796	(294)	10,502	10,774	(309)	10,465
Other	247	(11)	236	(2)	234	214	—	214
Total Revenue	13,441	(240)	13,201	(356)	12,845	12,869	(369)	12,500

Six months ended 30 June	2023					2022
U.S. Revenue	Reported	Impact of exchange	Revenue at CC	Inorganic Adjs at CC	Organic revenue at CC	Reported	Inorganic Adjs	Organic revenue
	£m	£m	£m	£m	£m	£m		£m
New Categories	530	(25)	505	—	505	414	—	414
Vapour	520	(25)	495	—	495	402	—	402
THP	—	—	—	—	—	—	—	—
Modern Oral	10	—	10	—	10	12	—	12
Traditional Oral	553	(28)	525	—	525	580	—	580
Non-Combustibles	1,083	(53)	1,030	—	1,030	994	—	994
Combustibles	4,800	(239)	4,561	—	4,561	4,928	—	4,928
Other	27	(2)	25	—	25	12	—	12
Total Revenue	5,910	(294)	5,616	—	5,616	5,934	—	5,934

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)

Six months ended 30 June	2023					2022
AME Revenue	Reported	Impact of exchange	Revenue at CC	Inorganic Adjs at CC	Organic revenue at CC	Reported	Inorganic Adjs	Organic revenue
	£m	£m	£m	£m	£m	£m		£m
New Categories	804	(18)	786	(60)	726	578	(60)	518
Vapour	303	(7)	296	—	296	189	—	189
THP	285	(11)	274	(57)	217	240	(58)	182
Modern Oral	216	—	216	(3)	213	149	(2)	147
Traditional Oral	18	1	19	—	19	18	—	18
Non-Combustibles	822	(17)	805	(60)	745	596	(60)	536
Combustibles	3,734	(75)	3,659	(294)	3,365	3,485	(309)	3,176
Other	174	(9)	165	(2)	163	162	—	162
Total Revenue	4,730	(101)	4,629	(356)	4,273	4,243	(369)	3,874

Six months ended 30 June	2023					2022
APMEA Revenue	Reported	Impact of exchange	Revenue at CC	Inorganic Adjs at CC	Organic revenue at CC	Reported	Inorganic Adjs	Organic revenue
	£m	£m	£m	£m	£m	£m		£m
New Categories	322	12	334	—	334	291	—	291
Vapour	43	3	46	—	46	26	—	26
THP	265	8	273	—	273	257	—	257
Modern Oral	14	1	15	—	15	8	—	8
Traditional Oral	—	—	—	—	—	—	—	—
Non-Combustibles	322	12	334	—	334	291	—	291
Combustibles	2,433	143	2,576	—	2,576	2,361	—	2,361
Other	46	—	46	—	46	40	—	40
Total Revenue	2,801	155	2,956	—	2,956	2,692	—	2,692
Adjusted profit from operations, adjusted profit from operations at constant rates of exchange, adjusted organic profit from operations at constant rates of exchange; adjusted operating margin and adjusted organic operating margin
Definition: profit from operations before the impact of adjusting items (described on pages 29 to 31), inorganic adjustments and translational foreign exchange; and adjusted profit from operations as a percentage of revenue and adjusted organic profit from operations as a percentage of organic revenue, at constant rates of exchange.

Six months ended 30 June	2023	2022
	£m	£m
Profit from operations	5,935	3,678
Add:
Restructuring and integration costs	(2)	333
Amortisation and impairment of trademarks and similar intangibles	108	161
Credit in respect of partial buy-out of the pension fund in the U.S.	—	(15)
Charges in connection with planned disposal of subsidiaries	17	957
(Credit)/charges in connection with disposal of subsidiaries	(1)	1
Credit in respect of calculation of Excise on social contributions in Brazil	(147)	—
Credit in respect of calculation of VAT on social contributions in Brazil	(13)	—
Charges in respect of the DOJ and OFAC investigation	66	450
Other adjusting items (including Engle)	57	80
Adjusted profit from operations	6,020	5,645
Impact of translational foreign exchange on adjusted profit from operations	(170)
Adjusted profit from operations translated at 2022 exchange rates	5,850	5,645
Inorganic adjustments translated at 2022 exchange rates	(148)	(93)
Adjusted organic profit from operations translated at 2022 exchange rates	5,702	5,552

Operating Margin (Profit from operations as % of revenue)	44.2%	28.6%
Adjusted Operating Margin (Adjusted profit from operations as % of revenue)	44.8%	43.9%
Adjusted Organic Operating Margin (Adjusted organic PFO as % of organic revenue)	44.9%	44.4%

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)

Adjusted net finance costs and adjusted net finance costs, at constant rates of exchange
Definition: net finance costs before the impact of adjusting items (described on page 31) and translational foreign exchange.

Six months ended 30 June	2023	2022
	£m	£m
Finance costs	(1,006)	(845)
Finance income	85	28
Net finance costs	(921)	(817)
Less: Adjusting items in net finance costs	23	41
Adjusted net finance costs	(898)	(776)
Comprising:
Interest payable	(903)	(780)
Interest and dividend income	85	28
Fair value changes – derivatives	(496)	479
Exchange differences	416	(503)
Adjusted net finance costs	(898)	(776)
Impact of translational foreign exchange	39
Adjusted net finance costs translated at 2022 exchange rates	(859)	(776)
Adjusted share of post-tax results of associates and joint ventures and adjusted share of post-tax results of associates and joint ventures, at constant rates of exchange
Definition: share of post-tax results of associates and joint ventures before the impact of adjusting items (described on page 31) and translational foreign exchange.

Six months ended 30 June	2023	2022
	£m	£m
Group’s share of post-tax results of associates and joint ventures	289	200
Issue of shares and changes in shareholding	(16)	(8)
Other exceptional items in ITC	(2)	—
Impairment in relation to Organigram (net of tax)	33	59
Other	—	11
Adjusted Group’s share of post-tax results of associates and joint ventures	304	262
Impact of translational foreign exchange	8
Adjusted Group’s share of post-tax results of associates and joint ventures translated at 2022 exchange rates	312	262

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)
Adjusted taxation
Definition: Taxation before the impact of adjusting items (described on page 32).

Six months ended 30 June	2023	2022
	£m	£m
UK
– current year tax	15	23
– adjustment in respect of prior periods	—	—
Overseas
– current year tax	1,443	1,194
– adjustment in respect of prior periods	(87)	27
Total current tax	1,371	1,244
Deferred tax	(103)	(121)
Taxation on ordinary activities	1,268	1,123
Adjusting items in taxation	(10)	(6)
Taxation on adjusting items	8	105
Adjusted taxation	1,266	1,222
Underlying tax rate and underlying tax rate, at constant rates of exchange
Definition: tax rate incurred before the impact of adjusting items (described on pages 29 to 32) and translational foreign exchange and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

Six months ended 30 June	2023	2022
	£m	£m
Profit before taxation (PBT)	5,303	3,061
Less:
Share of post-tax results of associates and joint ventures	(289)	(200)
Adjusting items within profit from operations	85	1,967
Adjusting items within finance costs	23	41
Adjusted PBT, excluding associates and joint ventures	5,122	4,869
Impact of translational foreign exchange	(131)
Adjusted PBT, excluding associates and joint ventures translated at 2022 exchange rates	4,991	4,869

Taxation on ordinary activities	(1,268)	(1,123)
Adjusting items within taxation and taxation on adjusting items	2	(99)
Adjusted taxation	(1,266)	(1,222)
Impact of translational foreign exchange on adjusted taxation	9
Adjusted taxation translated at 2022 exchange rates	(1,257)	(1,222)
Effective tax rate	23.9%	36.7%
Underlying tax rate	24.7%	25.1%
Underlying tax rate (constant rates)	25.2%

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)
Adjusted diluted earnings per share, at constant rates of exchange
Definition: diluted earnings per share before the impact of adjusting items, presented at the prior year’s rate of exchange.

Six months ended 30 June	2023	2022
	pence	pence
Diluted earnings per share	176.0	80.8
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3.6	5.5
Effect of Brazil excise and VAT cases	(5.3)	—
Effect of planned disposal of subsidiaries	0.7	42.0
Effect of charges in respect of DOJ and OFAC investigations	3.0	—
Effect of restructuring and integration costs	—	12.7
Effect of other adjusting items	1.9	21.9
Effect of adjusting items in net finance costs	0.6	1.5
Effect of associates’ adjusting items	0.7	2.7
Effect of adjusting items in respect of deferred taxation	0.4	0.3
Adjusted diluted earnings per share	181.6	167.4
Impact of translational foreign exchange	(5.3)
Adjusted diluted earnings per share, at constant exchange rates	176.3

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)

Net debt
Definition: total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value.

BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Non-GAAP measures (continued)

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BAT Interim Announcement 2023	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations
Continued
Summary of volume and revenue by category by region

Volume (unit)
Six months ended 30 June	U.S.		AME		APMEA		Group
	2023	% change	2023	% change	2023	% change	2023	% change
New Categories
Vapour	155	-6.5%	145	+28.6%	19	+35.0%	319	+9.0%
THP	—	0.0%	6	+8.8%	6	+10.9%	12	+9.8%
Modern Oral	112	-37.7%	1,858	+39.0%	378	+49.3%	2,348	+32.7%
Traditional Oral	2.9	-17.2%	0.4	-5.3%	—	—%	3.3	-15.9%
Total Non-Combustibles
Cigarettes	26	-12.4%	135	-0.2%	125	-9.7%	286	-5.7%
OTP	—	-18.3%	6	-11.4%	1	-0.9%	7	-10.4%
Total Combustibles	26	-12.4%	141	-0.7%	126	-9.6%	293	-5.8%
Memo: Cigarettes and THP	26	-12.4%	141	+0.2%	131	-8.9%	298	-5.2%

Revenue - reported at current rates (£m)
Six months ended 30 June	U.S.		AME		APMEA		Group
	2023	% change	2023	% change	2023	% change	2023	% change
New Categories	530	+28.1%	804	+38.9%	322	+10.7%	1,656	+29.0%
Vapour	520	+29.4%	303	+60.1%	43	+65.5%	866	+40.3%
THP	—	-66.2%	285	+18.9%	265	+3.0%	550	+10.7%
Modern Oral	10	-15.5%	216	+44.2%	14	+83.0%	240	+41.8%
Traditional Oral	553	-4.7%	18	+1.4%	—	—%	571	-4.5%
Total Non-Combustibles	1,083	+8.9%	822	+37.8%	322	+10.7%	2,227	+18.4%
Total Combustibles	4,800	-2.6%	3,734	+7.2%	2,433	+3.1%	10,967	+1.8%
Other	27	+135%	174	+6.8%	46	+13.5%	247	+15.0%
Total	5,910	-0.4%	4,730	+11.5%	2,801	+4.0%	13,441	+4.4%
Of which:
Strategic	5,581	-0.7%	3,490	+12.9%	1,462	+1.4%	10,533	+3.7%
Non-strategic	329	+5.3%	1,240	+7.5%	1,339	+7.0%	2,908	+7.0%
	5,910	-0.4%	4,730	+11.5%	2,801	+4.0%	13,441	+4.4%

Organic revenue - adjusted at constant rates (£m)
Six months ended 30 June	U.S.		AME		APMEA		Group
	2023	% change	2023	% change	2023	% change	2023	% change
New Categories	505	+21.7%	726	+40.0%	334	+15.0%	1,565	+27.9%
Vapour	495	+23.0%	296	+56.5%	46	+76.6%	837	+35.5%
THP	—	-67.9%	217	+19.6%	273	+6.3%	490	+11.8%
Modern Oral	10	-19.7%	213	+44.0%	15	+98.1%	238	+42.0%
Traditional Oral	525	-9.5%	19	+5.7%	—	—%	544	-9.0%
Total Non-Combustibles	1,030	+3.5%	745	+38.8%	334	+15.0%	2,109	+15.8%
Total Combustibles	4,561	-7.4%	3,365	+6.0%	2,576	+9.1%	10,502	+0.4%
Other	25	+123%	163	0.0%	46	+15.3%	234	+9.6%
Total	5,616	-5.4%	4,273	+10.3%	2,956	+9.8%	12,845	+2.8%
Of which:
Strategic	5,303	-5.7%	3,415	+13.6%	1,538	+6.7%	10,256	+0.5%
Non-strategic	313	0.0%	858	+1.9%	1,418	+13.4%	2,589	+13.7%
	5,616	-5.4%	4,273	+10.3%	2,956	+9.8%	12,845	+2.8%